Exhibit 1
QUARTERLY REPORT
For the quarterly period ended September 30, 2011
UCI Holdings Limited
New Zealand
(Jurisdiction of incorporation or organization)
UCI Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Helen Golding
64 (9) 366-6259

Table of Contents

PART I — FINANCIAL INFORMATION
ITEM 1. INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview	5
Basis of Presentation	5
Components of Income Statement	6
Critical Accounting Policies and Estimates	8
Results of Operations	11
Reconciliation of EBITDA to Adjusted EBITDA	21
Liquidity and Capital Resources	24
Recently Adopted Accounting Guidance	29
Recently Issued Accounting Guidance	29
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	29
ITEM 4. CONTROLS AND PROCEDURES	31
PART II — OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS	31
ITEM 1A. RISK FACTORS	34
ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS	34
ITEM 3. DEFAULTS UNDER SENIOR SECURITIES	34
ITEM 5. OTHER INFORMATION	34
INDEX TO THE FINANCIAL STATEMENTS	F-1

i

Certain References
               In this quarterly report, unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “Company” refer to (i) UCI International, Inc. and its subsidiaries (including UCI as defined below), prior to the date of the UCI Acquisition (as defined below) and (ii) following the UCI Acquisition, Holdings (as defined below) and its consolidated subsidiaries.
Certain Definitions
               In this quarterly report:
“2006 Credit Facility” refers to UCI’s (as defined herein) senior secured term loan facility and senior secured revolving credit facility, which were repaid in full on September 23, 2010 with proceeds from the 2010 Credit Facility (as defined herein).
“2010 Credit Facility” refers to UCI International’s (as defined herein) term loan facility in an aggregate principal amount of $425.0 million, which was fully funded on September 23, 2010, and a revolving credit facility in an aggregate principal amount of $75.0 million, none of which was drawn. The 2010 Credit Facility was repaid and terminated as part of the Transactions (as defined herein).
“Acquisition Co.” refers to Uncle Acquisition 2010 Corp, which was the initial issuer of the Senior Notes (as defined herein), and which was merged with and into UCI International, with UCI International as the surviving company in the UCI Acquisition (as defined herein).
“aftermarket” refers to the North American light and heavy-duty vehicle replacement products market.
“Autoparts Holdings” refers to Autoparts Holdings Limited, an affiliate of Rank Group (as defined herein) and ultimately owned by our strategic owner, Graeme Hart.
“Carlyle” refers to The Carlyle Group; prior to the UCI Acquisition, affiliates of Carlyle owned approximately 90% of the common stock of UCI International, Inc. with the remainder owned by former members of our board of directors and certain current and former employees.
“C$” refers to the lawful currency of Canada.
“dollars” or “$” refers to the lawful currency of the United States.
“Equity Contribution” means cash in the amount of $320.0 million contributed to Acquisition Co. in connection with the UCI Acquisition.
“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.
“fill rate” refers to the percentage of orders received which we fill in their entirety in the time agreed upon.
“Former UCI International External Borrowings” refers to the Senior PIK Notes (as defined herein) and the 2010 Credit Facility.
“FRAM Group” refers to the former automotive consumer products group of Honeywell International, Inc. which was acquired by Autoparts Holdings on July 29, 2011.
“GAAP” refers to generally accepted accounting principles in the United States.
“Holdings” refers to UCI Holdings Limited, a New Zealand limited liability company and the indirect parent of UCI International, Inc.
“Issuer” refers to UCI International, Inc., as successor by merger to Uncle Acquisition 2010 Corp.
“Merger Agreement” refers to the Agreement and Plan of Merger dated November 29, 2010, by and among UCI International, Inc., Rank Group (as defined herein), and Acquisition Co., pursuant to which Acquisition Co. merged with and into UCI International, Inc. with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group.
“North America” and “North American” refer to the United States and Canada.
“OEM” refers to original equipment manufacturers.
“OES” refers to original equipment service providers (the service organizations connected with new car dealers).
“Previously Outstanding Subordinates Notes” refers to UCI’s 9 3/8% Senior Subordinated Notes due 2013, which were discharged on October 25, 2010.
“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and wholly owned by Graeme Hart.
“SEC” refers to the U.S. Securities and Exchange Commission.
“Senior Notes” refers to $400.0 million aggregate principal amount of our 8.625% Senior Notes due 2019 and guarantees thereof issued as part of the Transactions on January 26, 2011.
“Senior PIK Notes” refers to the floating rate Senior PIK Notes due 2013 issued by UCI International, Inc. on December 20, 2006, of which $355.1 million aggregate principal amount was outstanding at both December 31, 2010 and January 26, 2011. In connection with the Transactions, we purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011. Also, on January 26, 2011, we (i) called for redemption all of the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (ii) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes.
“Senior Secured Credit Facilities” refers to the Senior Secured Term Loan Facility and the Senior Secured Revolving Facility entered into as part of the Transactions on January 26, 2011.
“Senior Secured Revolving Facility” refers to the $75.0 million senior secured revolving credit facility entered into as part of the Transactions on January 26, 2011.
“Senior Secured Term Loan Facility” refers to the $300.0 million senior secured term loan facility entered into as part of the Transactions on January 26, 2011.
“Transactions” refers to (i) the issuance of $400.0 million of the Senior Notes, (ii) the Equity Contribution, (iii) the borrowings under the Senior Secured Credit Facilities, (iv) the repayment of the 2010 Credit Facility, (v) the repurchase, call for redemption and satisfaction and discharge of the Senior PIK Notes, (vi) the UCI Acquisition, (vii) the merger of UCI Acquisition Holdings, Inc. with and into UCI International, Inc., (viii) the transactions related to the foregoing and (ix) the payment of fees and expenses related to the foregoing, which occurred on January 26, 2011.
“UCI” refers to United Components, Inc., a wholly owned direct subsidiary of UCI International, Inc.
“UCI Acquisition” refers to the merger on January 26, 2011 of Acquisition Co., an indirect wholly owned subsidiary of Holdings and an affiliate of Rank Group, with and into UCI International, Inc. with UCI International, Inc. surviving the merger.
“UCI International” refers to UCI International, Inc., together with its subsidiaries.
“United States” and “U.S.” refer to the United States of America.
the “traditional” distribution channel refers to warehouse distributors, jobber stores and professional installers.

Presentation of Financial Information and Summary of Transactions
          The interim unaudited condensed consolidated financial statements as of September 30, 2011 and for the three and nine months ended September 30, 2011 of Holdings, included elsewhere in this quarterly report, represent those of UCI Holdings Limited following the completion of the UCI Acquisition (the “Successor”). The UCI Acquisition occurred on January 26, 2011. As such, Holdings’ results of operations for the three and nine months ended September 30, 2011 include the results of operations of UCI International only from the date of the UCI Acquisition. The interim unaudited condensed consolidated financial statements of Holdings were prepared using the purchase method of accounting. Under the purchase method of accounting, the purchase price is required to be allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the acquisition, with any excess purchase price allocated to goodwill. Because Holdings was formed on November 26, 2010 in connection with the Transactions, it has no financial statements as of or for periods ended prior to that date.
          The interim unaudited condensed consolidated financial statements of UCI International as of December 31, 2010 and for the period January 1, 2011 through January 25, 2011 and for the three and nine months ended September 30, 2010, included elsewhere in this quarterly report, represent those of UCI International (the “Predecessor”) and have been prepared based upon the historical carrying amounts of assets and liabilities of UCI International.
          On November 29, 2010, UCI International, Inc. entered into an Agreement and Plan of Merger by and among UCI International, Inc., Rank Group, and Acquisition Co. pursuant to which Acquisition Co. agreed to be merged with and into UCI International, Inc., with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group. The merger and the related Transactions were completed on January 26, 2011.
          In addition, on January 26, 2011, we (i) repaid and terminated the 2010 Credit Facility, (ii) purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011, (iii) called for redemption any of the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (iv) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.
          On January 26, 2011, UCI International entered into the Senior Secured Credit Facilities, which consist of a $300.0 million Senior Secured Term Loan Facility drawn at closing, and a $75.0 million Senior Secured Revolving Facility, which was undrawn at closing. Availability under the Senior Secured Revolving Facility was reduced at closing by $16.3 million representing certain letters of credit issued at the closing of the Transactions. Also on January 26, 2011, we issued the Senior Notes in an aggregate principal amount of $400.0 million.
          The Transactions were financed with (i) the net proceeds from the issuance of the Senior Notes, (ii) the Equity Contribution, (iii) borrowings under the Senior Secured Term Loan Facility, (iv) advances from Rank Group and (v) available cash of UCI International.
Accounting Principles
          Unless otherwise indicated, the financial information in this quarterly report has been prepared on the basis of and in accordance with GAAP.
Forward-Looking Statements
          This quarterly report contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:
•	our substantial indebtedness, which could adversely affect our ability to fulfill our obligations under the Senior Notes and our Senior Secured Credit Facilities;

•	risks related to restrictive covenants in the Senior Notes, our Senior Secured Credit Facilities and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility;

•	growth of, or changes in, the light and heavy-duty vehicle aftermarket;

•	maintaining existing sales levels with our current customers while attracting new ones;

•	operating in international markets and expanding into adjacent markets while strengthening our market share in our existing markets;

•	the impact of general economic conditions in the regions in which we do business;

•	increases in costs of fuel, transportation and utilities and in the costs of labor, employment and health care;

•	general industry conditions, including competition, consolidation, pricing pressure and product, raw material and energy prices;

•	our relationship with AutoZone creates risks associated with a concentrated net sales source;

•	our contracts with our customers are generally short-term and do not require the purchase of a minimum amount;

•	disruptions in our supply chain;

•	implementing effective cost-cutting initiatives;

•	the introduction of new and improved products or manufacturing techniques;

•	the impact of governmental laws and regulations and the outcome of legal proceedings;

•	changes in exchange rates and currency values;

•	capital expenditure requirements;

•	access to capital markets;

•	protecting our intellectual property rights;

•	our dependence on key personnel or our inability to hire additional qualified personnel;

•	the risks and uncertainties disclosed under “Risk Factors” in our Registration Statement on Form F-4 (File No. 333-173626) (the “Exchange Offer Registration Statement”); and

•	risks related to other factors discussed in this quarterly report.
            We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our public communications, including, without limitation, the Exchange Offer Registration Statement. You should evaluate all forward-looking statements made in this quarterly report in the context of these risks and uncertainties.

PART I — FINANCIAL INFORMATION
ITEM 1. INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.
     The interim unaudited condensed consolidated financial statements of the Successor as of and for the three and nine months ended September 30, 2011 and the interim unaudited condensed consolidated financial statements of the Predecessor as of December 31, 2010, the period January 1, 2011 through January 25, 2011 and for the three and nine months ended September 30, 2010 and related notes are attached to this quarterly report beginning at page F-1 hereof and are incorporated by reference into this Item 1.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
The following discussion and analysis contains forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to us. Our actual results could differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements” and other matters included elsewhere in this quarterly report. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this quarterly report. In addition, the following discussion covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Transactions had on us.
Overview
     We are a leading supplier to the light-and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling systems products. We believe, based on management estimates, that we maintain a leading market position in each of our four product lines, including the number one market position by revenue in both fuel delivery systems and cooling systems in the North American light vehicle aftermarket. Approximately 87% of our 2010 net sales were generated from sales to a diverse group of aftermarket customers, including some of the largest and fastest growing companies in our industry. We have developed a global and low-cost manufacturing, sourcing and distribution platform and we sell into multiple sales channels, including retailers, wholesale distributors, dealers and the heavy-duty vehicle market. Our principal end-markets include light vehicles, commercial vehicles and construction, mining, agricultural, marine and other industrial equipment. We believe we have one of the most comprehensive product lines in the aftermarket, offering approximately 47,000 unique part numbers that we deliver at an industry leading average fill rate of approximately 98%.
     Aftermarket sales generally are tied to the regular replacement cycle or the natural wearing cycle of a vehicle part; accordingly, we expect industry growth will be heavily influenced by the following key factors: increasing global vehicle population, aging of vehicle population, increasing vehicle miles driven and growing heavy-duty aftermarket.
Basis of Presentation
     The interim unaudited condensed consolidated financial statements as of September 30, 2011 and for the three and nine months ended September 30, 2011 of Holdings, included elsewhere in this quarterly report, represent those of the Successor. The interim unaudited condensed consolidated financial statements of Holdings were prepared using the purchase method of accounting. Under the purchase method of accounting, the purchase price is required to be allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of the acquisition, with any excess purchase price allocated to goodwill. Because Holdings was formed on November 26, 2010 in connection with the Transactions, it has no financial statements as of or for periods ended prior to that date.
     The audited condensed consolidated balance sheet of UCI International as of December 31, 2010 and interim unaudited condensed consolidated financial statements for the period January 1, 2011 through January 25, 2011 and for the three and nine months ended September 30, 2010, included elsewhere in this quarterly report, represent those of the Predecessor and have been prepared based upon the historical carrying amounts of assets and liabilities of UCI International.
     In the following discussion, some comparisons are made between the nine months ended September 30, 2010 (Predecessor) and the nine months ended September 30, 2011 (combined), notwithstanding the presentation in our interim unaudited condensed consolidated financial statements of the periods from January 1, 2011 to January 25, 2011 (Predecessor) and the nine months ended September 30, 2011 (Successor). Prior to the UCI Acquisition, Holdings generated no net sales, had no operations and only incurred merger and acquisition related costs and debt issuance costs in anticipation of the UCI Acquisition. As such, Holdings’ consolidated net sales and gross profit for the nine months ended September 30, 2011 include only eight months of activity from the date of the UCI Acquisition. We believe the discussion of the combined data of the Successor for the nine months ended September 30, 2011 and the Predecessor for the period January 1, 2011 to January 25, 2011 provide meaningful data to investors, analysts and other users of our financial statements.
     The following is a discussion of the key line items included in the financial statements presented below under the heading “Results of Operations.” These are the measures that management utilizes most to assess our results of operations and anticipate future trends and risks in our business.
Components of Income Statement
Net Sales
     Net sales includes the selling price of our products sold to our customers, less provisions for estimated warranty costs, estimated sales returns, customer allowances and cash discounts. In addition, up-front costs to obtain exclusive contracts and other new business changeover costs are recorded as a reduction to sales in arriving at net sales. Recording such provisions as a reduction to sales is customary in our industry. Provisions for sales returns, customer allowances and warranty costs are recorded at the time of sale based upon historical experience, current trends and our expectations regarding future experience. Adjustments to such sales returns, allowances and warranty costs are made as new information becomes available.
     As most of our sales are to the aftermarket, we believe that our sales are primarily driven by the number of vehicles on the road, the average age of those vehicles, the average number of miles driven per year, the mix of light trucks to passenger cars on the road and the relative strength of our sales channels. Historically, our sales have not been materially adversely affected by market cyclicality, as we believe that our aftermarket sales are less dependent on economic conditions than our sales to OEMs, due to the generally non-discretionary nature of vehicle maintenance and repair. While many vehicle maintenance and repair expenses are non-discretionary in nature, high gasoline prices and difficult economic conditions can lead to a reduction in miles driven (a key metric in measuring aftermarket performance), which then results in increased time intervals for routine maintenance and vehicle parts lasting longer before needing replacement. Historical highs in crude oil prices experienced in 2008 and corresponding historical highs at that time in retail gasoline prices at the pump negatively impacted consumers’ driving and vehicle maintenance habits. For 2008, the U.S. Department of Energy reported a decrease in miles driven of 3.2% (equaling 96 billion fewer miles). This was the first annual decrease in miles driven since 1980. The negative trend reversed in the last three quarters of 2009 as miles driven exceeded the comparable 2008 quarters. For the full year of 2009, miles driven increased 0.2% from 2008, and for the full year of 2010, miles driven increased 0.7% from 2009.
     Over the last twenty-one months, gasoline prices at the pump have again risen significantly, increasing approximately 34% from January 1, 2010 to September 30, 2011 due in part to the impact on oil prices of the political turmoil in North Africa and the Middle East. Gasoline prices at the pump neared the record highs experienced in 2008 during the month of May 2011 and in some parts of North America exceeded the 2008 price levels. Miles driven for the first nine months of 2011, as reported by the U.S. Department of Energy, decreased 1.4% as compared to the first nine months of 2010.
     We believe that we have leading market positions in our primary product lines, based on management estimates, and we continue to expand our product and service offerings to meet the needs of our customers. We believe a key competitive advantage is that we have one of the most comprehensive product offerings in the vehicle replacement parts market, consisting of approximately 47,000 parts. This product breadth, along with our extensive manufacturing and distribution capabilities, product innovation and reputation for quality and service, makes us a leader in our industry.
     However, it is also important to note that in both the combined nine months ended September 30, 2011 and the year ended December 31, 2010, our business with AutoZone totaled approximately 31% of our total net sales. AutoZone is considered to be a leader in the North American aftermarket and, as with all of our customers, we make efforts to maintain and strengthen our relationship with AutoZone. Our failure to maintain a healthy relationship with AutoZone would result in a significant decrease in our net sales. Even if we maintain our relationship, this sales concentration with one customer increases the potential impact to our business that could result from any changes in the economic terms of this relationship or from a change in AutoZone’s business.

Cost of Sales
     Cost of sales includes all costs of manufacturing required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials, direct and indirect labor and benefit costs, supplies, utilities, freight, depreciation, insurance and other costs. Cost of sales also includes all costs to procure, package and ship products that we purchase and resell.
     We have experienced increases in certain commodities costs and extended lead times as a result of suppliers having reduced capacity during the economic downturn and a slight recovery being experienced in the general economy. In addition, we have experienced longer lead times and expedited freight costs due to logistics constraints related to shipping product from China. Continued economic recovery would likely increase the demand for many of the commodities used in our business. While we have been, and expect to continue to be, able to obtain sufficient quantities of these commodities to satisfy our needs, increased demand from current levels for these commodities could result in further cost increases and may make procurement more difficult in the future.
     In addition to the adverse impact of increasing commodities costs, we have been adversely affected in the past by changes in foreign currency exchange rates, primarily relating to the Mexican peso and the changes in currency policy by the Chinese government. Our Mexican operations source a significant amount of inventory from the United States. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations must pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means our Mexican operations pay fewer pesos to obtain inventory from the United States. During the year ended December 31, 2010, the U.S. dollar weakened against the Mexican peso by approximately 5.0%. However, during the nine months ended September 30, 2011, the U.S. dollar has strengthened against the Mexican peso by approximately 11.2%.
     In addition to the exchange rate impact of the Mexican peso, the value of the Chinese Yuan increased approximately 5.4% during the period of July 1, 2010 through September 30, 2011 as a result of the Chinese government changing its policy on “pegging” the Yuan against the U.S. dollar during the third quarter of 2010. As a result of this action, the costs of goods imported from China that are denominated in Chinese Yuan increased as the Chinese Yuan has strengthened against the U.S. dollar.
     Generally, we attempt to mitigate the effects of cost increases and currency changes via a combination of design changes, material substitution, global resourcing efforts, other cost savings initiatives and increases in the selling prices for our products. With respect to pricing, it should be noted that, while the terms of supplier and customer contracts and special pricing arrangements can vary, generally a time lag exists between when we incur increased costs and when we might recover a portion of the higher costs through increased pricing. This time lag typically spans a fiscal quarter or more, depending on the specific situation. We continue to pursue efforts to mitigate the effects of any cost increases; however, there are no assurances that we will be successful. To the extent that we are unsuccessful, our profit margins will be adversely affected, and even if we are successful, our gross margin percentages will decline. Because of uncertainties regarding future commodities and energy prices, and the success of our mitigation efforts, it is difficult to estimate the impact of commodities and energy costs on future operating results.
     We implemented a number of cost savings initiatives in recent years to align our cost structure with current business levels and we continue to implement cost savings initiatives throughout 2011. Cost savings initiatives included workforce reductions in both direct and indirect manufacturing headcounts. Also, in 2009 we implemented wage freezes and suspended certain matching contributions to defined contribution and profit sharing plans, as well as instituted tight controls over discretionary spending. The wage freeze and suspension of certain matching contributions was in effect through all of 2010. Effective January 1, 2011, we reinstituted discretionary merit increases and matching contributions to defined contribution and profit sharing plans, which has resulted in higher costs. Tight controls over discretionary spending are expected to continue. These cost savings actions helped offset the adverse impact of higher material costs.
     Our Product Source Optimization, (“PSO”) initiative utilizes our existing global footprint and unique category management insights to optimize the mix of products manufactured versus sourced, and to determine the optimal manufacturing or vendor location. We expect that PSO will allow us to deliver a high-quality, low-cost product by assembling certain products in the markets where they are sold, assembling certain products specifically in low-cost countries and procuring certain products from selected low-cost country suppliers.

Selling and Warehousing Expenses
     Selling and warehousing expenses primarily include sales and marketing, warehousing and distribution costs. Our major cost elements include salaries and wages, pension and fringe benefits, depreciation, advertising and information technology costs.
General and Administrative Expenses
     General and administrative expenses primarily include executive, accounting and administrative personnel salaries and fringe benefits, professional fees, pension benefits, insurance, provision for doubtful accounts, rent and information technology costs.
Critical Accounting Policies and Estimates
     The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported results.
     We believe the following accounting policies are the most critical in that they significantly affect our financial statements, and they require our most significant estimates and complex judgments.
Accounting for Business Combinations
     We account for business combinations, where the business is acquired from an unrelated party, under the purchase method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of the assets acquired, including separately identifiable intangible assets, and liabilities assumed is allocated to goodwill.
     The allocation of purchase price to the fair value of assets acquired and liabilities assumed involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the date of the acquisition. Where appropriate, we consult with external advisors to assist in the determination of fair value. For non-observable market values, fair value has been determined using acceptable valuation principles (e.g., relief from royalty method). Subsequent changes in our assessments may trigger an impairment loss that would be recognized in the income statement.
     Goodwill and acquired indefinite life intangible assets are not amortized. Other acquired intangible assets with finite lives are amortized over the period of expected benefit in relation to the pattern in which the intangible assets are consumed.
     The results of operations for businesses acquired are included in our financial statements from the date of the acquisition.
Revenue Recognition
     We record sales when title and risk of loss transfer to the customer, the sale price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured.
     Some agreements with our customers provide for sales discounts, marketing allowances, return allowances and performance incentives. Any discount, allowance or incentive is treated as a reduction to sales, based on estimates of the criteria that give rise to the discount, allowance or incentive, such as sales volume and marketing spending. We routinely review these criteria and our estimating process and make adjustments as facts and circumstances change.
     In order to obtain exclusive contracts with certain customers, we may incur up-front costs or assume the cost of returns of products sold by the previous supplier. These costs are capitalized and amortized over the life of the contract. The amortization is recorded as a reduction to sales.

     New business changeover costs also can include the costs related to removing a new customer’s inventory and replacing it with our inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction to sales when incurred.
     Our customers have the right to return parts that are covered under our standard warranty within stated warranty periods. Our customers also have the right, in varying degrees, to return excess quantities of product. Credits for parts returned under warranty and parts returned because of customer excess quantities are estimated and recorded as a reduction to sales at the time of the related sales. These estimates are based on historical experience, current trends and our expectations regarding future experience. Revisions to these estimates are recorded in the period in which the facts and circumstances that give rise to the revision become known. Any significant increase in the amount of product returns above historical levels could have a material adverse effect on our financial results. Our product returns accrual was $55.9 million at September 30, 2011. A hypothetical 10% increase in the product returns accrual would decrease our pre-tax earnings by $5.6 million.
     The table below provides a summary reconciliation of reductions from sales to net sales for the three months ended September 30, 2011 compared to the three months ended September 30, 2010 and sales to net sales for the combined nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 (in millions):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Sales	$286.9	$276.6	$846.6	$805.5
Provision for warranty costs and sales returns	(16.7)	(19.6)	(49.3)	(53.8)
Provision for customer contractual sales deductions	(12.0)	(13.2)	(38.4)	(37.2)
New business costs and other	(4.0)	(2.3)	(7.2)	(6.5)

Net sales	$254.2	$241.5	$751.7	$708.0

Inventory
     We record inventory at the lower of cost or market. Cost is principally determined using standard cost or average cost, which approximates the first-in, first-out method. Estimated market value is based on assumptions for future demand and related pricing. If actual market conditions are less favorable than those projected by management, reductions in the value of inventory may be required.
Impairment of Intangible Assets
     Goodwill is subject to annual impairment review in the fourth quarter of each year unless conditions arise that require a more frequent evaluation. The review for impairment requires significant judgment and is based on a two-step accounting test. The first step is to compare the estimated fair value of the reporting unit with the recorded net book value (including the goodwill). If the estimated fair value is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the estimated fair value from the first step is used as the purchase price in a hypothetical acquisition. Purchase business combination accounting rules are then followed to determine a hypothetical purchase price allocation to the reporting unit’s assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared to the recorded amount of goodwill, and the recorded amount is written down to the hypothetical amount, if lower.
     Trademarks with indefinite lives are tested for impairment on an annual basis in the fourth quarter, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If we conclude that there has been impairment, we will write down the carrying value of the asset to its fair value. Each year, we evaluate those trademarks with indefinite lives to determine whether events and circumstances continue to support the indefinite useful lives. We have concluded that events and circumstances continue to support the indefinite lives of these trademarks.

Retirement Benefits
     Pension obligations are actuarially determined and are affected by assumptions including discount rate, life expectancy, annual compensation increases and the expected rate of return on plan assets. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of pension expense we recognize in future periods.
     Postretirement health plan obligations are actuarially determined and are based on assumptions including discount rate, life expectancy and health care cost trends. Changes in the discount rate, and differences between actual results and assumptions, will affect the amount of expense we recognize in future periods.
Insurance Reserves
     Our insurance policies for workers’ compensation, automobile, product and general liability include high deductibles (up to $0.5 million) for which we are responsible. Deductibles for which we are responsible are recorded in accrued expenses. Estimates of such losses involve substantial uncertainties including litigation trends, the severity of reported claims and incurred but not yet reported claims. External actuaries are used to assist us in estimating these losses. Our self-insured insurance reserves, including group medical insurance reserves, were $9.6 million at September 30, 2011. A hypothetical 10% increase in the insurance reserve would decrease our pre-tax earnings by $1.0 million.
Environmental Expenditures
     Our expenditures for environmental matters fall into two categories. The first category is routine compliance with applicable laws and regulations related to the protection of the environment. The costs of such compliance are based on actual charges and do not require significant estimates.
     The second category of expenditures is for matters related to investigation and remediation of contaminated sites. The impact of this type of expenditure requires significant estimates by management. The estimated cost of the ultimate outcome of these matters is included as a liability in our September 30, 2011 balance sheet. This estimate is based on all currently available information, including input from outside legal and environmental professionals, and numerous assumptions. Management believes that the ultimate outcome of these matters will not exceed the $1.2 million accrued at September 30, 2011 by a material amount, if at all. However, because all investigation and site analysis has not yet been completed and because of the inherent uncertainty in such environmental matters and any related litigation, there can be no assurance that the ultimate outcome of these matters will not be significantly different than our estimates.

Results of Operations
Three Months Ended September 30, 2011 compared with the Three Months Ended September 30, 2010
     The following table was derived from Holdings’ interim unaudited condensed consolidated income statements for the respective periods. Amounts are presented in thousands of dollars.

	Successor	Predecessor
	Three Months	Three Months
	Ended September 30,	Ended September 30,
	2011	2010
Net sales	$254,245	$241,494
Cost of sales	191,044	179,508

Gross profit	63,201	61,986
Operating expenses
Selling and warehousing	(18,199)	(15,256)
General and administrative	(11,239)	(13,869)
Amortization of acquired intangible assets	(5,562)	(1,275)
Merger and acquisition costs	(234)	—
Restructuring costs, net	(233)	279
Stock-based compensation expense	—	(111)
Patent litigation costs	(229)	(4)

Operating income	27,505	31,750
Other expense
Interest expense, net	(13,957)	(15,102)
Management fee expense	—	(500)
Loss on early extinguishment of debt	—	(8,662)
Miscellaneous, net	(1,571)	(733)

Income before income taxes	11,977	6,753
Income tax expense	(9,977)	(2,383)

Net income	$2,000	$4,370

     Net sales. Net sales of $254.2 million in the three months ended September 30, 2011 increased $12.7 million, or 5.3%, compared to net sales of $241.5 million in the three months ended September 30, 2010. Within the aftermarket channel, our retail, heavy duty and OES (car dealerships) channel net sales increased approximately 9.7%, 13.3% and 3.4%, respectively. Our traditional channel net sales decreased approximately 15.0%. The increased net sales in our retail channel primarily reflected the sales growth experienced by our customer base, as well as new product rollouts to certain of our retail channel customers. Our customers in the retail channel have experienced strong year over year growth due in part to capturing market share from competitors in the traditional channel. The increased net sales in our heavy duty and OES channels were due primarily to timing of replenishment orders. The decreased net sales in the traditional channel were the result of market share losses in our filtration and cooling system product lines, as well as the shift in market share to the retail channel discussed above. Our OEM channel net sales in the three months ended September 30, 2011 increased approximately 22.4% over the three months ended September 30, 2010 due to new business wins and a recovery of new car sales from the difficult economic environment in 2009 and early 2010.
     Net sales for the three months ended September 30, 2011 and 2010 for our four product lines were as follows:

	Three Months Ended September 30,
	2011	%	2010	%
	(in millions, except percentages)
Filtration	$86.5	34%	$91.2	38%
Fuel delivery systems	75.1	30%	70.0	29%
Vehicle electronics	52.9	21%	45.4	19%
Cooling systems	39.7	15%	34.9	14%

	$254.2	100%	$241.5	100%

     Lower year over year retail and traditional channel net sales in our filtration product line more than offset higher OE and heavy duty channel net sales and higher co-manufacturing net sales. The lower retail and traditional channel net sales were largely the result of the decrease in miles driven and weakness in the overall U.S. economy, as well as market share losses in the traditional channel. The higher fuel delivery systems net sales were largely due to timing of sales in the retail channel, as well as market share gains in the traditional channel. The increase in our vehicle electronics net sales reflected the sales growth of our customer base and new product rollouts. Our cooling systems net sales were higher due to strong OEM channel net sales reflecting recent business wins and the recovery of new car sales, as well as higher retail channel net sales.
     Gross profit. Gross profit included special items, which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance, which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Successor	Predecessor
	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
	2011	2010
Gross profit, as reported	$63.2	$62.0
Add back special items:
New business changeover and sales commitment costs	0.1	0.5
Valuation allowance for non-trade receivables	0.4	—

Adjusted gross profit	$63.7	$62.5

     The three months ended September 30, 2011 and 2010 included $0.1 million and $0.5 million, respectively, of “new business changeover and sales commitment costs” for up-front costs incurred to obtain new business. The three months ended September 30, 2011 included a $0.4 million valuation allowance related to non-recurring, non-trade receivables from a supplier due to uncertainties of collection.
     Excluding the special items, adjusted gross profit for the three months ended September 30, 2011 was $63.7 million, or 25.1% of net sales. This compared to adjusted gross profit of $62.5 million, or 25.9% of net sales for the three months ended September 30, 2010. The adjusted gross margin percentage is based on sales before the effect of obtaining new business discussed above.
     The decline in the adjusted gross margin percentage in the three months ended September 30, 2011 compared to the three months ended September 30, 2010 was due to several factors. During the three months ended September 30, 2011, we experienced an unfavorable product mix with higher demand for parts for newer model cars. In the early part of the product life cycle, we often purchase finished components at higher costs until such time as demand justifies manufacturing the product internally. The unfavorable product mix reflects the higher percentage of purchased versus manufactured parts. Other factors negatively impacting the adjusted gross margin percentage were (1) higher employee costs resulting from reinstituting discretionary merit increases and matching contributions to defined contribution and profit sharing plans, (2) higher raw material costs as compared to the prior year period, (3) customer price concessions and (4) lower overhead absorption resulting from the unfavorable product mix impact on production levels and labor efficiencies. Partially offsetting these items were lower costs for product returns and ongoing cost reduction initiatives, including procurement decisions to manufacture internally certain higher volume parts and tight controls over discretionary spending.
     Selling and warehousing expenses. Selling and warehousing expenses were $18.2 million in the three months ended September 30, 2011, $2.9 million higher than the three months ended September 30, 2010. Selling and marketing expenses increased due to higher variable selling costs associated with our higher sales volume, investments in our growth initiatives, including staffing and brand development, and royalty and other costs. Shipping and warehousing expenses increased to support the increased sales volume. Additionally, selling and warehousing expenses were higher due to higher employee costs resulting from reinstituting discretionary merit increases and matching contributions to defined contribution and profit sharing plans. Due to the factors discussed above, selling and warehousing expenses were 7.2% of net sales in the three months ended September 30, 2011 compared to 6.3% of net sales in the three months ended September 30, 2010.

     General and administrative expenses. General and administrative expenses included special items consisting of costs related to the expected business integration associated with Rank Group’s acquisition of the consumer products group of Honeywell International, Inc. and our antitrust litigation (discussed in Note 12 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report), which are presented in the following table along with a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted general and administrative expenses is a non-GAAP financial measurement of our performance, which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Successor	Predecessor
	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
	2011	2010
General and adminstrative expenses, as reported	$11.2	$13.9
Adjust for special items:
Business integration costs	(0.7)	—
UCI International, Inc. non-operating expenses	—	(1.6)
Cost of defending class action litigation	(0.7)	(2.1)

Adjusted general and adminstrative expenses	$9.8	$10.2

     The $0.4 million decrease in adjusted general and administrative expenses was primarily the result of cost reduction actions that mitigated the impact of higher employee costs resulting from reinstituting discretionary merit increases and matching contributions to defined contribution and profit sharing plans. Adjusted general and administrative expenses were 3.9% of net sales in the three months ended September 30, 2011 as compared to 4.2% of net sales for the three months ended September 30, 2010.
     Amortization of acquired intangible assets. Amortization of acquired intangible assets increased to $5.6 million for the three months ended September 30, 2011 as compared to $1.3 million for the three months ended September 30, 2010. The increase was the result of the intangible assets acquired in connection with the UCI Acquisition.
     Merger and acquisition costs. In connection with the UCI Acquisition, Holdings incurred $0.2 million of merger and acquisition costs during the three months ended September 30, 2011. These costs consisted primarily of legal and other professional advisory services fees and expenses.
     Restructuring costs,net. During the three months ended September 30, 2011, we incurred severance costs of $0.2 million related to involuntary terminations of employees as part of our cost reduction activities.
     During the three months ended September 30, 2010, we completed the sale of a previously idled manufacturing facility and recognized a gain of $0.3 million.
     Patent litigation costs. Champion Laboratories, Inc. (“Champion”) was a defendant in litigation with Parker-Hannifin Corporation (“Parker-Hannifin”) pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringe a Parker-Hannifin patent. That litigation was settled during the three months ended September 30, 2011. See further discussion in “Part II. — Other Information — Item 1. Legal Proceedings — Patent Litigation.” During the three months ended September 30, 2011, Champion incurred $0.2 million of post-trial costs.

     Interest expense, net. The following table provides the detail of net interest expense for the respective periods (in millions).

	Successor	Predecessor
	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
	2011	2010
Interest expense
Senior Secured Term Loan Facility	$4.2	$—
Senior Notes	8.7	—
UCI International Senior PIK Notes	—	7.9
UCI 2006 Credit Facility	—	1.6
UCI Previously Outstanding Subordinated Notes	—	4.9
Other	0.5	0.1
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.3	—
Senior Secured Revolving Facility	0.1	—
Senior Notes	0.3	—
UCI International Senior PIK Notes	—	0.1
UCI 2006 Credit Facility	—	0.1
UCI Previously Outstanding Subordinated Notes	—	—
Original issue discounts	—	0.5

Total interest expense	14.1	15.2
Interest income	(0.1)	(0.1)

Interest expense, net	$14.0	$15.1

     Loss on early debt extinguishment. UCI International recorded a loss of $8.7 million in the three months ended September 30, 2010 on the early extinguishment of the term loan under the 2006 Credit Facility and the Previously Outstanding Subordinated Notes. The components of the loss on early extinguishment were as follows (in millions):

Previously Outstanding Subordinated Notes call premium	$3.6
Write-off unamortized original issue discount	1.8
Previously Outstanding Subordinated Notes redemption period interest	1.9
Write-off unamortized deferred financing costs	1.4

$8.7

     Miscellaneous, net. Miscellaneous, net primarily consists of costs associated with the sale of receivables and changes in the market value of our swaption agreement. During the three months ended September 30, 2011 and 2010, costs associated with the sale of receivables were $1.3 million and $0.7 million, respectively. The higher expense was due to higher sales of receivables in the three months ended September 30, 2011 compared to 2010, partially offset by lower factoring rates. Miscellaneous, net for the three months ended September 30, 2011 and 2010 also included an unfavorable $0.1 million expense related to changes in the market value of our swaption agreement.
     Income tax (expense) benefit. We recorded income tax expense of $10.0 million during the three months ended September 30, 2011, which represents an effective tax rate of 83.3% in relation to pre-tax income of $12.0 million. The effective tax rate for the three months ended September 30, 2011 differs from the U.S. statutory rate principally due to provision of deferred income taxes on earnings of UCI’s Spanish subsidiary and U.S. income and foreign withholding taxes on a dividend distribution from UCI’s Spanish subsidiary. During the three months ended September 30, 2011, UCI’s Spanish subsidiary paid a dividend of approximately $5.3 million to UCI. No deferred income taxes had previously been recorded for unremitted earnings of the Spanish subsidiary due to previous conclusions that the earnings would be permanently reinvested. Due to the dividend distribution, we provided for income tax expense related to the U.S. consequences of the dividend distribution and the foreign withholding taxes totaling $2.2 million. Based upon an updated analysis that concluded that additional distributions are likely in the foreseeable future, we provided for deferred income taxes totaling $2.7 million on the remaining unremitted earnings of the Spanish subsidiary during the three months ended September 30, 2011. Excluding the impact of the income tax consequences of the earnings from our Spanish subsidiary, income tax expense was $5.1 million, which represents an adjusted effective tax rate of 42.5%. The adjusted effective tax rate of 42.5% for the three months ended September 30, 2011 differs from the U.S. federal statutory rate principally due to state income taxes and certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.
     During the three months ended September 30, 2010, we recorded an income tax expense of $2.4 million, which represents a 35.3% effective tax rate.
Nine Months Ended September 30, 2011 compared with the Nine Months Ended September 30, 2010
     The following table was derived from Holdings’ interim unaudited condensed consolidated income statements for the respective periods. The column titled “Combined” on the following table represents the combination of the Successor nine months ended September 30, 2011 and the Predecessor period January 1, 2011 through January 25, 2011. The column titled “Combined” does not purport to be on a pro forma basis and has been included for the purpose of additional analysis. Amounts are presented in thousands of dollars.

	Combined	Successor	Predecessor
	Nine Months	Nine Months	January 1,	Nine Months
	Ended	Ended	2011 through	Ended
	September 30,	September 30,	January 25,	September 30,
	2011	2011	2011	2010
Net sales	$751,738	$672,896	$78,842	$707,996
Cost of sales	586,772	526,476	60,296	528,812

Gross profit	164,966	146,420	18,546	179,184
Operating expenses
Selling and warehousing	(53,670)	(48,503)	(5,167)	(44,628)
General and administrative	(37,402)	(33,012)	(4,390)	(36,313)
Amortization of acquired intangible assets	(15,236)	(14,831)	(405)	(3,946)
Merger and acquisition costs	(16,435)	(11,265)	(5,170)	—
Restructuring costs, net	(1,019)	(1,019)	—	(2,101)
Stock-based compensation expense	(15,082)	—	(15,082)	(340)
Patent litigation costs	(865)	(365)	(500)	(1,042)

Operating income (loss)	25,257	37,425	(12,168)	90,814
Other expense
Interest expense, net	(42,443)	(37,780)	(4,663)	(44,828)
Management fee expense	(139)	—	(139)	(1,500)
Loss on early extinguishment of debt	(24,153)	—	(24,153)	(8,662)
Debt commitment fees	(5,945)	(5,945)	—	—
Miscellaneous, net	(4,797)	(4,070)	(727)	(3,036)

Income (loss) before income taxes	(52,220)	(10,370)	(41,850)	32,788
Income tax (expense) benefit	12,033	(1,919)	13,952	(12,923)

Net income (loss)	(40,187)	(12,289)	(27,898)	19,865
Less: Loss attributable to noncontrolling interest	—	—	—	(37)

Net Income (loss) attributable to UCI Holdings Limited	$(40,187)	$(12,289)	$(27,898)	$19,902

     Net sales. Net sales of $672.9 million in the Successor financial statements for the nine months ended September 30, 2011 include net sales since the UCI Acquisition as Holdings had no sales or operations prior to the UCI Acquisition. Net sales of $78.8 million in the Predecessor period January 1, 2011 through January 25, 2011 include the net sales of UCI International prior to the UCI Acquisition. Net sales per day in the Successor nine months ended September 30, 2011 were $2.7 million compared to $3.2 million in the Predecessor period January 1, 2011 through January 25, 2011 and $2.6 million in the Predecessor nine months ended September 30, 2010. The higher net sales per day in the Predecessor period January 1, 2011 through January 25, 2011 primarily related to the timing of certain customers’ annual restocking programs.

     Combined net sales of $751.7 million in the nine months ended September 30, 2011 increased $43.7 million, or 6.2%, compared to net sales of $708.0 million in the nine months ended September 30, 2010. Within the aftermarket channel, all of our channels, except the traditional channel, experienced year over year net sales increases. Our retail, OES (car dealerships) and heavy duty channel net sales increased approximately 10.6%, 0.3% and 5.5%, respectively. Our traditional channel net sales decreased approximately 11.0%. The increase in net sales in our retail channel primarily reflected the sales growth experienced by our customer base, as well as new product rollouts to certain of our retail channel customers. Our customers in the retail channel have experienced strong year over year growth due in part to capturing market share from competitors in the traditional channel. The increased net sales in our heavy duty channel resulted from a generally improved market trend in the transportation sector. The decreased net sales in the traditional channel were the result of market share losses in our filtration and cooling systems product lines, as well as the shift in market share to the retail channel discussed above. Our OEM channel net sales in the nine months ended September 30, 2011 increased approximately 21.0% over the nine months ended September 30, 2010 due to the launch of new business wins and a recovery of new car sales from the difficult economic environment in 2009 and early 2010.
     Combined net sales for the nine months ended September 30, 2011 and net sales for the nine months ended September 30, 2010 for our four product lines were as follows:

	Nine Months Ended September 30,
	2011	%	2010	%
	(in millions, except percentages)
Filtration	$260.6	35%	$267.5	38%
Fuel delivery systems	213.4	28%	196.8	28%
Vehicle electronics	157.0	21%	133.9	19%
Cooling systems	120.7	16%	109.8	15%

	$751.7	100%	$708.0	100%

     The decline in our filtration product line net sales was largely due to market share losses in the traditional channel and lower year over year retail channel net sales, partially offset by higher heavy duty channel net sales and co-manufacturing net sales. The fuel delivery systems continued to experience net sales gains reflecting the sales growth of our customer base, together with market share gains in the traditional channel. The increase in our vehicle electronics net sales reflected the sales growth of our customer base and new product rollouts. Our cooling systems product line net sales were higher compared to the prior year period due to strong OEM channel net sales related to recent business wins and the recovery of new car sales, new product rollouts in the retail channel and growth in international sales due to growth in volume as well as favorable foreign currency translation. These favorable impacts on cooling systems net sales were partially offset by market share losses.
     Gross profit. Gross profit included special items which are presented in the following table along with a comparison of adjusted gross profit after excluding such special items. Adjusted gross profit is a non-GAAP financial measurement of our performance, which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions.

	Successor	Predecessor
	Nine Months	January 1,	Nine Months
	Ended	2011 through	Ended
	September 30,	January 25,	September 30,
	2011	2011	2010
Gross profit, as reported	$146.4	$18.5	$179.2
Add back special items:
Inventory step up	16.4	—	—
New business changeover and sales commitment costs	0.6	—	1.4
Resolution of pre-acquisition matter	0.2	—	—
Valuation allowance for non-trade receivables	0.4	—	1.4

Adjusted gross profit	$164.0	$18.5	$182.0

     The $16.4 million “Inventory step up” in the nine months ended September 30, 2011 consisted of the sales of inventory, after the UCI Acquisition date, that were written up from historical cost to fair market value as part of the allocation of the UCI Acquisition purchase price. When this inventory was sold, the $16.4 million difference between historical cost and fair market value was charged to cost of sales, thereby reducing reported gross profit.
     The nine months ended September 30, 2011 and 2010 included $0.6 million and $1.4 million, respectively, of “new business changeover and sales commitment costs” for up-front costs incurred to obtain new business.
     The nine months ended September 30, 2011 included a loss of $0.2 million for the resolution of a pre-acquisition matter related to our former driveline components operation that was discontinued and sold in September 2006 and a $0.4 million valuation allowance related to non-recurring, non-trade receivables from a supplier due to uncertainties of collection.
     During the nine months ended September 30, 2010, we recorded a $1.4 million provision due to uncertainties of collection of refunds of Mexican value-added tax from the Mexican Department of Finance and Public Credit. See “Part II. — Other Information — Item 1. Legal Proceedings —Valued-Added Tax Receivable.”
     Excluding special items, adjusted gross profit for the Successor nine months ended September 30, 2011 was $164.0 million, or 24.4% of net sales. This compared to adjusted gross profit of $18.5 million, or 23.5% of net sales, for the Predecessor period January 1, 2011 through January 25, 2011 and adjusted gross profit of $182.0 million, or 25.7% of net sales, for the Predecessor nine months ended September 30, 2010. Adjusted gross profit for the combined nine months ended September 30, 2011 was $182.5 million compared to $182.0 million for the nine months ended September 30, 2010. The related adjusted gross margin percentage decreased to 24.3% in the combined 2011 period from 25.7% in the 2010 period. The adjusted gross margin percentage is based on sales before the effects of obtaining new business discussed above.
     The decline in the adjusted gross margin percentages in the Successor nine months ended September 30, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 compared to the Predecessor nine months ended September 30, 2010 was due to several factors. During the Successor nine months ended September 30, 2011 and the Predecessor period January 1, 2011 through January 25, 2011, we experienced an unfavorable product mix with higher demand for parts for newer model cars. In the early part of the product life cycle, we often purchase finished components at higher costs until such time as demand justifies manufacturing the product internally. The unfavorable product mix reflects the higher percentage of purchased versus manufactured parts. Other factors negatively impacting the adjusted gross margin percentages were (1) higher employee costs resulting from reinstituting discretionary merit increases and matching contributions to defined contribution and profit sharing plans, (2) higher raw material costs as compared to the prior year period, (3) customer price concessions and (4) lower overhead absorption resulting from the unfavorable product mix impact on production levels and labor efficiencies. Partially offsetting these items were lower costs for product returns and ongoing cost reduction initiatives, including procurement decisions to manufacture internally certain higher volume parts and tight controls over discretionary spending.
     Selling and warehousing expenses. Combined selling and warehousing expenses were $53.7 million in the nine months ended September 30, 2011, $9.1 million higher than the nine months ended September 30, 2010. Selling and marketing expenses increased due to higher variable selling costs associated with our higher sales volume, investments in our growth initiatives, including staffing and brand development, and royalty and other costs. Shipping and warehousing expenses increased to support the increased sales volume. Additionally, selling and warehousing expenses were higher due to higher employee costs resulting from reinstituting discretionary merit increases and matching contributions to defined contribution and profit sharing plans. Selling and warehousing expenses were 7.2% of net sales in the Successor nine months ended September 30, 2011 and 6.6% of net sales in the Predecessor period January 1, 2011 through January 25, 2011 compared to 6.3% of net sales in the Predecessor nine months ended September 30, 2010. The higher percentages in the 2011 periods compared to the Predecessor nine months ended September 30, 2010 were due to the factors discussed above. The higher percentage in the Successor nine months ended September 30, 2011 as compared to the Predecessor period January 1, 2011 through January 25, 2011 was primarily the result of higher warehousing costs due to increased sales levels, higher depreciation expense due to the increase in fixed assets as a result of the fair value assigned to fixed assets as part of the purchase accounting for the UCI Acquisition and timing of expenditures.
     General and administrative expenses. General and administrative expenses included special items consisting of costs related to the expected business integration associated with Rank Group’s acquisition of the consumer product group of Honeywell International, Inc. and our antitrust litigation (discussed in Note 12 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report), which are presented in the following table along with a comparison of adjusted general and administrative expenses after excluding such special items. Adjusted general and administrative expenses is a non-GAAP financial measurement of our performance which is not in accordance with, or a substitute for, GAAP measures. It is intended to supplement the presentation of our financial results that are prepared in accordance with GAAP. Amounts are presented in millions of dollars.

	Successor	Predecessor
	Nine Months	January 1,	Nine Months
	Ended	2011 through	Ended
	September 30,	January 25,	September 30,
	2011	2011	2010
General and adminstrative expenses, as reported	$33.0	$4.4	$36.3
Adjust for special items:
Business integration costs	(3.9)	—	—
UCI International, Inc. non-operating expenses	—	—	(2.9)
Cost of defending class action litigation	(3.7)	(0.8)	(5.4)

Adjusted general and adminstrative expenses	$25.4	$3.6	$28.0

     Combined adjusted general and administrative expenses for the nine months ended September 30, 2011 was $29.0 million compared to adjusted general and administrative expenses for the nine months ended September 30, 2010 of $28.0 million. The $1.0 million increase was primarily due to higher employee costs resulting from reinstituting discretionary merit increases and matching contributions to defined contribution and profit sharing plans and higher legal costs. Adjusted general and administrative expenses were 3.8% of net sales in the Successor nine months ended September 30, 2011 and 4.6% of net sales for the Predecessor period January 1, 2011 through January 25, 2011 as compared to 4.0% of net sales for the Predecessor nine months ended September 30, 2010.
     Amortization of acquired intangible assets. Amortization of acquired intangible assets increased to $14.8 million for the Successor nine months ended September 30, 2011 as compared to $3.9 million for the nine months ended September 30, 2010. The increase was the result of the intangible assets acquired in connection with the UCI Acquisition.
     Merger and acquisition costs. In connection with the UCI Acquisition, Holdings incurred $11.3 million of buyer side merger and acquisition costs during the Successor nine months ended September 30, 2011. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred $5.2 million of seller side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory services fees and expenses.
     Restructuring costs, net. The components of restructuring costs, net are as follows (in millions):

	Successor	Predecessor
	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2011	2010
Severance	$(0.8)	$(0.1)
Gain on sale of idle manufacturing facility	—	0.3
Cost of maintaining idle facility	—	(0.2)
Curtailment and settlement losses	(0.2)	(0.5)
Disposition of joint venture interest	—	(1.6)

	$(1.0)	$(2.1)

     During the Successor nine months ended September 30, 2011, we incurred severance costs of $0.8 million related to involuntary terminations of employees as part of cost reduction actions and we recorded pension curtailment and settlement losses of $0.2 million related to headcount reductions at our Mexican subsidiaries.
     During the nine months ended September 30, 2010, UCI International recorded pension curtailment and settlement losses and other severance costs related to headcount reductions at its Mexican subsidiaries totaling $0.6 million, completed the sale of a previously idled manufacturing facility recognizing a gain of $0.3 million on the sale, and incurred $0.2 million of costs for the maintenance and security of the land and building.
     Additionally, in May 2010, UCI International completed the sale of its entire 51% interest in a Chinese joint venture to its joint venture partner, Shandong Yanzhou Liancheng Metal Products Co. Ltd. The sales price was approximately $0.9 million, plus the assumption of certain liabilities due to UCI International of approximately $2.2 million, less estimated transaction costs. Based upon the terms of the transaction, UCI International recorded a non-cash charge of $1.6 million during the nine months ended September 30, 2010.
     Stock-based compensation expense. Prior to the UCI Acquisition, UCI International maintained an equity incentive plan, which permitted the granting of options to purchase shares of common stock of UCI International to its employees, directors, and consultants, as well as the granting of restricted shares of UCI International common stock. Options vested over an eight-year period, and could accelerate in the event of certain changes in control. The shares of restricted stock vested only upon a change in control of UCI International. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested and the plan was terminated.
     Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. This cost was recognized by UCI International as the Predecessor in January 2011. Compensation expense of approximately $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011.
     In addition, UCI International incurred approximately $1.4 million of non-recurring costs associated with the stock-based compensation expense in the Predecessor period January 1, 2011 through January 25, 2011.
     Patent litigation costs. Champion was a defendant in litigation with Parker-Hannifin. See further discussion in “Part II. — Other Information — Item 1. Legal Proceedings — Patent Litigation.” During the nine months ended September 30, 2011, Champion incurred $0.4 million of post-trial costs. In addition, we revised our estimate of the plaintiff’s attorneys’ fees and recorded an additional $0.5 million provision. Given that this litigation existed at the date of the UCI Acquisition, the additional $0.5 million provision was recorded in the Predecessor income statement for the period January 1, 2011 through January 25, 2011. During the nine months ended September 30, 2010, Champion incurred $1.0 million of post-trial costs.
     Interest expense, net. The following table provides the detail of net interest expense for the respective periods (in millions).

	Successor	Predecessor
	Nine Months	January 1,	Nine Months
	Ended	2011 through	Ended
	September 30,	January 25,	September 30,
	2011	2011	2010
Interest expense
Senior Secured Term Loan Facility	$11.3	$—	$—
Senior Notes	23.7	—	—
UCI International Senior PIK Notes	—	2.4	23.1
UCI 2010 Term Loan	—	1.9	—
UCI 2006 Credit Facility	—	—	3.7
UCI Previously Outstanding Subordinated Notes	—	—	15.7
Other	1.1	0.1	0.2
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.7	—	—
Senior Secured Revolving Facility	0.3	—	—
Senior Notes	0.7	—	—
UCI International Senior PIK Notes	—	—	0.3
UCI 2010 Term Loan	—	0.1	—
UCI 2006 Credit Facility	—	—	0.3
UCI Previously Outstanding Subordinated Notes	—	—	—
Original issue discounts	0.2	0.2	1.6

Total interest expense	38.0	4.7	44.9
Interest income	(0.2)	—	(0.1)

Interest expense, net	$37.8	$4.7	$44.8

     Loss on early extinguishment of debt. UCI International recorded a loss of $24.2 million on the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes in the Predecessor period January 1, 2011 through January 25, 2011. The components of the loss on early extinguishment were as follows (in millions):

Senior PIK Notes call premium and redemption period interest	$5.0
Write-off Senior PIK Notes unamortized original issue discount	3.3
Write-off Senior PIK Notes unamortized deferred financing costs	0.9
Write-off 2010 Credit Facility unamortized original issue discount	5.1
Write-off 2010 Credit Facility unamortized deferred financing costs	8.9
Fees and expenses related to early extinguishment of debt	1.0

$24.2

     UCI International recorded a loss of $8.7 million in the nine months ended September 30, 2010 on the early extinguishment of the term loan under the 2006 Credit Facility and the Previously Outstanding Subordinated Notes. The components of the loss on early extinguishment were as follows (in millions):

Previously Outstanding Subordinated Notes call premium	$3.6
Write-off unamortized original issue discount	1.8
Previously Outstanding Subordinated Notes redemption period interest	1.9
Write-off unamortized deferred financing costs	1.4

$8.7

     Debt commitment fees. On December 23, 2010, we and Acquisition Co. signed a debt commitment letter for a $525.0 million senior secured credit facility and a $250.0 million senior unsecured bridge facility (the “Debt Commitment Letter”), which was to be utilized to partially fund the UCI acquisition in the event that permanent financing was not obtained. Drawings under the Debt Commitment Letter were subject to certain conditions. Upon the issuance of the Senior Notes and the entry into the Senior Secured Credit Facilities, the commitments under the Debt Commitment Letter terminated. Fees of $5.9 million related to the Debt Commitment Letter were expensed upon the termination of the Debt Commitment Letter.
     Miscellaneous, net. Miscellaneous, net primarily consists of costs associated with the sale of receivables and changes in the market value of our swaption agreement. During the nine months ended September 30, 2011, inclusive of the Predecessor period of January 1, 2011 through January 25, 2011, costs associated with the sale of receivables were $3.6 million. During the nine months ended September 30, 2010, costs associated with the sale of receivables were $3.0 million. The higher costs associated with the sale of receivables was due to an increased level of sales of receivables in the nine months ended September 30, 2011 compared to 2010, partially offset by lower factoring rates in 2011. Miscellaneous, net for the nine months ended September 30, 2011 also included an unfavorable $1.0 million related to changes in the market value of our swaption agreement.
     Income tax (expense) benefit. We recorded income tax expense of $1.9 million during the Successor nine months ended September 30, 2011. As discussed previously, we provided deferred income tax expense related to the U.S. tax consequences of our Spanish subsidiary’s dividend distribution and the foreign withholding taxes and deferred income taxes on the remaining unremitted earnings totaling $4.9 million during the nine months ended September 30, 2011. Excluding the impact of the income tax consequences of the Spanish subsidiary, the income tax benefit was $3.0 million, which represents an effective tax rate of 28.8%. The adjusted effective tax rate of 28.8% for the nine months ended September 30, 2011 differs from the U.S. federal statutory rate principally due to certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.
     We recorded an income tax benefit of $14.0 million during the period January 1, 2011 through January 25, 2011, which represents a 33.3% effective tax rate in relation to the pre-tax loss of $41.9 million. Similar to the Successor period ended September 30, 2011, the 33.3% effective tax rate differs from the U.S. federal statutory rate principally due to certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.
     During the nine months ended September 30, 2010, UCI International recorded an income tax expense of $12.9 million, which represents a 39.4% effective tax rate.

Reconciliation of EBITDA to Adjusted EBITDA
     EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense, net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Net income (loss), income tax expense (benefit), net interest expense and depreciation and amortization expense are not reduced by the amounts attributable to noncontrolling interests. Adjusted EBITDA as presented herein is also a financial measure used by our strategic owner to measure operating performance. Additionally, Adjusted EBITDA is used in the calculation of compliance with certain covenants in the Senior Secured Credit Facilities and the indenture governing the Senior Notes. Adjusted EBITDA is calculated as EBITDA adjusted for particular items relevant to explaining operating performance. These adjustments include items of a significant or unusual nature that cannot be attributed to ordinary business operations, such as restructuring and redundancy costs and gains and losses in relation to the valuation of derivatives. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.
     The UCI Acquisition occurred on January 26, 2011. As such, our results of operations for the three months ended March 31, 2011 include the results of operations of UCI International only from the acquisition date. The Senior Secured Credit Facilities and the indenture governing the Senior Notes require us to calculate Adjusted EBITDA for the three months ended March 31, 2011 as if the UCI Acquisition had occurred on January 1, 2011. The first column titled “Combined” on the following table represents the combination of the Successor three months ended March 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011. The second column titled “Combined” on the following table represents the combination of the Successor nine months ended September 30, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 representing the combined nine months ended September 30, 2011. The combined Adjusted EBITDA of $36.1 million and $119.3 million for the three months ended March 31, 2011 and nine months ended September 30, 2011, respectively, represents our Adjusted EBITDA had the UCI Acquisition occurred on January 1, 2011.

     The following table reconciles the EBITDA and Adjusted EBITDA calculations to net income (loss) for the periods presented (in millions):

	Combined	Successor	Successor	Combined	Predecessor
	Three	Three
	Months	Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	September 30,	September 30,
	2011	2011	2011	2011	2010
Net income (loss)	$(48.1)	$5.9	$2.0	$(40.2)	$19.9
Income tax expense (benefit)	(21.2)	(0.8)	10.0	(12.0)	12.9
Net interest expense	14.7	13.8	14.0	42.4	44.8
Depreciation and amortization expense	11.1	13.7	13.7	38.5	26.5

EBITDA	(43.5)	32.6	39.7	28.7	104.1
Restructuring costs and severance(a)	0.1	0.7	0.2	1.0	2.1
Patent litigation costs(b)	0.5	0.1	0.2	0.9	1.0
Costs of defending class action litigation(c)	3.2	0.6	0.7	4.5	5.4
New business changeover and sales commitment costs (d)	0.1	0.4	0.1	0.6	1.4
UCI International, Inc. non-operating expenses(e)	—	—	—	—	2.9
Loss on early extinguishment of debt(f)	24.2	—	—	24.2	8.7
Merger and acquisition costs(g)	13.7	2.5	0.2	16.4	—
Inventory step up(h)	15.8	0.6	—	16.4	—
Debt commitment fees(i)	5.9	—	—	5.9	—
Business integration costs(j)	0.7	2.5	0.7	3.9	—
Non-cash stock compensation expense(k)	15.1	—	—	15.1	0.3
Swaption mark to market(l)	0.2	0.7	0.1	1.0	0.1
Valuation allowance for non-trade receivables(m)	—	—	0.4	0.4	1.4
Resolution of pre-acquisition matter(n)	—	0.2	—	0.2	—
Management fee(o)	0.1	—	—	0.1	1.5

Adjusted EBITDA	$36.1	$40.9	$42.3	$119.3	$128.9

Net sales	$245.6	$251.9	$254.2	751.7	708.0
Adjusted EBITDA margin	14.7%	16.2%	16.6%	15.9%	18.2%

(a)	We have taken various restructuring actions to align our cost structure with customers’ spending and current market conditions. See Note 3 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for further information regarding our restructuring actions.

(b)	Our wholly owned subsidiary Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringe a Parker-Hannifin patent. This litigation was settled during the three months ended September 30, 2011. See “Part II. — Other Information — Item 1. Legal Proceedings — Patent Litigation” for further discussion of this patent litigation including the settlement of the litigation. During the three months ended March 31, 2011, we revised our estimate of the plaintiff’s attorneys’ fees and recorded an additional $0.5 million provision during the Predecessor period January 1, 2011 through January 25, 2011. In addition to the additional $0.5 million provision, we incurred post-trial costs of $0.4 million in the nine months ended September 30, 2011. During the nine months ended September 30, 2010, we incurred post-trial costs of $1.0 million.

(c)	We incurred costs to defend ourselves in litigation, including class action litigation, alleging violations of antitrust and consumer protection laws by us and other parties in the North American automotive filter aftermarket. See “Part II. — Other Information — Item 1. Legal Proceedings — Antitrust Litigation.”

(d)	New business changeover and sales commitment costs are up-front costs incurred to obtain new business and to extend existing long-term sales commitments. These costs are comprised of costs associated with stocklifts.

(e)	From time to time prior to the UCI Acquisition, UCI International incurred costs related to evaluating strategic opportunities including potential merger and acquisition and capital structure activities that are non-operating in nature.

(f)	The loss on early extinguishment of debt for the combined three months ended March 31, 2011 relates the early extinguishment of the 2010 Credit Facility and the Senior PIK Notes. The loss on early extinguishment of debt for the nine months ended September 30, 2010 relates to the termination of the 2006 Credit Facility and the discharge of the Previously Outstanding Subordinated Notes.

(g)	In connection with the UCI Acquisition, Holdings incurred $0.2 million and $11.2 million of buyer side merger and acquisition costs during the Successor three and nine months ended September 30, 2011, respectively. During the Predecessor period January 1, 2011 through January 25, 2011, UCI International incurred $5.2 million of seller side merger and acquisition costs. These costs consisted primarily of investment banking, legal and other professional advisory fees and expenses.

(h)	Sales in the nine months ended September 30, 2011 included sales, after the UCI Acquisition date, of inventory that was written up from historical cost to fair market value as part of the allocation of the UCI Acquisition purchase price. When this inventory was sold, the $16.4 million difference between historical cost and fair market value was charged to cost of sales, thereby reducing reported gross profit, during the first and second quarters of 2011.

(i)	On December 23, 2010, we and Acquisition Co. signed the Debt Commitment Letter, which was to be utilized to partially fund the UCI Acquisition in the event that permanent financing was not obtained. Fees of $5.9 million related to the Debt Commitment Letter were expensed upon the termination of the Debt Commitment Letter.

(j)	During the three and nine months ended September 30, 2011, Holdings incurred business integration costs of $0.7 million and $3.9 million, respectively.

(k)	Non-cash stock based compensation expense related to stock based awards under UCI International’s amended and restated equity incentive plan. As a result of the UCI Acquisition, the remaining unvested stock options and restricted stock became vested. Immediately prior to the UCI Acquisition, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. This cost was recognized by UCI International as the Predecessor in January 2011. Compensation expense of approximately $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period. UCI International also incurred approximately $1.4 million of non-recurring costs associated with the stock based compensation expense.

(l)	Changes in the market value of our swaption agreement are recognized currently in income as a component of “Miscellaneous, net.” During the three and nine months ended September 30, 2011, we incurred unfavorable charges of $0.1 million and $1.0 million, respectively, related to changes in the market value of our swaption agreement.

(m)	During the third quarter of 2011, we recorded a $0.4 million valuation allowance related to non-recurring, non-trade receivables from a supplier due to uncertainties of collection. During the second quarter of 2010, we recorded a $1.4 million valuation allowance due to uncertainties of collection of Mexican value-added tax refund receivables. See “Part II. — Other Information — Item 1. Legal Proceedings — Value-added Tax Receivable.”

(n)	During the second quarter of 2011, we resolved certain pre-acquisition liabilities, related to our former driveline components operation that was discontinued and sold in September 2006, for $0.2 million in excess of the amount reserved resulting in a loss of $0.2 million.

(o)	Pursuant to UCI’s previous management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight provided to UCI and its subsidiaries, UCI historically paid an annual management fee of $2.0 million and out-of-pocket expenses. The agreement was terminated upon the consummation of the UCI Acquisition. The terms of the instruments governing our indebtedness permit us to pay management fees to Rank Group, but Rank Group currently does not intend for us to do so.

Covenant Compliance
     The Senior Secured Credit Facilities require us to maintain a minimum interest coverage ratio, a maximum senior secured leverage ratio and a maximum level of capital expenditures. The financial ratios are calculated on a trailing four consecutive quarters basis and capital expenditures are measured on a fiscal year basis. As of September 30, 2011, we were in compliance with all covenants.
Liquidity and Capital Resources
January 2011 UCI Acquisition and Related Financing
     On November 29, 2010, UCI International entered into the Merger Agreement by and among UCI International, Inc., Rank Group, and Acquisition Co. pursuant to which Acquisition Co. agreed to be merged with and into UCI International, Inc., with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group. Pursuant to the Merger Agreement, Acquisition Co. acquired all of the outstanding shares of capital stock and other equity interests in UCI International, Inc. for a payment of $375.0 million and assumed the net indebtedness of UCI International and its subsidiaries. The Merger Agreement does not include any post-closing indemnification obligations or any provision for adjusting the amount payable to stockholders (whether for working capital or otherwise).
     The UCI Acquisition and the Transactions were completed on January 26, 2011. In addition, on January 26, 2011, we (i) repaid and terminated the 2010 Credit Facility, (ii) purchased $315.0 million aggregate principal amount of the Senior PIK Notes pursuant to a tender offer we commenced on January 5, 2011, (iii) called for redemption all of the remaining Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (iv) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.
     On January 26, 2011, UCI International entered into the Senior Secured Credit Facilities, which consist of a $300.0 million Senior Secured Term Loan Facility drawn at closing, and a $75.0 million Senior Secured Revolving Facility, which was undrawn at closing. Availability under the Senior Secured Revolving Facility was reduced at closing by $16.3 million representing certain letters of credit issued at the closing of the Transactions. Also on January 26, 2011, we issued the Senior Notes in an aggregate principal amount of $400.0 million.
     The Transactions were financed with (i) the net proceeds from the issuance of the Senior Notes, (ii) the Equity Contribution of $320.0 million, (iii) borrowings under the Senior Secured Term Loan Facility, (iv) advances from Rank Group and (v) available cash of UCI International.
Historical Cash Flows
Nine Months Ended September 30, 2011 (Successor)
     Net Cash Provided by Operating Activities
     Net cash provided by operating activities for the nine months ended September 30, 2011 was $21.4 million. The decrease in cash provided by operating activities in relation to the prior year was primarily the result of (1) the net loss experienced during the nine months ended September 30, 2011, including merger and acquisition costs and business integration costs of $11.3 million and $3.9 million, respectively, as compared to net income during the nine months ended September 30, 2011, (2) higher cash interest payments of $15.2 million during the nine months ended September 30, 2011 as all interest on debt is payable in cash, whereas interest on the Senior PIK Notes was paid through the issuance of new notes during the nine months ended September 30, 2010, (3) increased pension contributions of $10.3 million and (4) payment of $9.0 million for the settlement of the patent litigation. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $46.8 million. Excluding the $11.3 million of merger and acquisition costs and $3.9 million of business integration costs, profits generated $62.0 million of cash. Increases in accounts receivable and inventory resulted in a use of cash of $11.9 million and $15.0 million, respectively. The increase in accounts receivable was due in part to higher combined sales of $506.1 million in the second and third quarters of 2011 compared to $478.5 million in the third and fourth quarters of 2010, a $27.6 million increase, and the impact of the higher mix of retail channel sales in relation to OEM and OES channels. Accounts receivable dating terms with OEM and OES customers are significantly shorter than retail and traditional customers. As a result of the higher mix of retail and traditional channel sales, gross accounts receivable days’ sales outstanding has increased since December 31, 2010. Increased factored accounts receivable during the nine months ended September 30, 2011 partially offset the increased days’ sales outstanding. Factored accounts receivable totaled $184.7 million at September 30, 2011 compared to $138.1 million at the UCI Acquisition date. The $15.0 million increase in inventories was due to (1) inventory builds to support higher sales levels, as well as to support new customer program rollouts expected early in the fourth quarter of 2011 and (2) materials cost increases. An increase in accounts payable resulted in a generation of cash of $22.6 million. This increase in accounts payable was due largely to the increase of $15.0 million in inventory during the period and controls over cash management. Changes in all other assets and liabilities netted to a $21.1 million use of cash. This amount primarily related to (1) pension contributions in excess of pension expense of $9.3 million, (2) payment of $9.0 million related to the settlement of the patent litigation, (3) timing of employee-related accrued liabilities, including bonus and profit sharing payments and insurance, and (4) timing of payments on amounts due to customers related to various rebate and discount programs that are settled annually. Increases in interest payable related to the Senior Notes that require semi-annual interest payments partially offset these other factors. The first semi-annual interest payment on the Senior Notes was made on August 15, 2011, which resulted in a use of cash of approximately $19.1 million during the third quarter of 2011.
     Net Cash Used in Investing Activities
     During the nine months ended September 30, 2011, Holdings acquired 100% of the outstanding stock of UCI International for a purchase price of $375.0 million. Cash acquired was $189.7 million, which resulted in a net cash outflow of $185.3 million to acquire UCI International.
     Historically, net cash used in investing activities has been for capital expenditures, including routine expenditures for equipment replacement and efficiency improvements, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures for the nine months ended September 30, 2011 were $12.1 million used primarily for cost reduction activities and capital investment requirements for recently awarded long life-cycle OEM contracts launching over the next 18 months.
     At December 31, 2010, UCI International had posted $16.3 million of cash to collateralize a letter of credit outstanding. In connection with entering into the Senior Secured Credit Facilities, the letters of credit were replaced by letters of credit issued under the Senior Secured Revolving Facility and the cash collateral was released and became available for general corporate purposes.
     Net Cash Used in Financing Activities
     As part of the Transactions, our stockholder made the Equity Contribution of $320.0 million.
     Borrowings during the nine months ended September 30, 2011 included the $298.5 million proceeds of the Senior Secured Credit Facilities, net of original issue discount of $1.5 million, the issuance of the Senior Notes in the amount of $400.0 million and short-term borrowings of $1.6 million by our Chinese subsidiaries.
     As part of the Transactions, we (i) repaid the outstanding principal amount of $423.9 million and terminated the 2010 Credit Facility and (ii) redeemed the Senior PIK Notes through a combination of a tender offer we commenced on January 5, 2011 and calling for redemption the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition. The cash required to redeem and discharge the Senior PIK Notes, including the call premium and redemption period interest, totaled $360.1 million. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.
     During the nine months ended September 30, 2011, we paid $20.2 million of deferred financing costs associated with entering into the Senior Secured Credit Facilities and issuing the Senior Notes. In addition, fees of $5.9 million related to the Debt Commitment Letter were paid and expensed upon the termination of the Debt Commitment Letter.
     During the nine months ended September 30, 2011, our Spanish and Chinese subsidiaries repaid short-term borrowings from foreign credit institutions in the amount of $0.7 million and we made required quarterly amortization payments of $2.3 million on the Senior Secured Term Loan Facility.
January 1, 2011 Through January 25, 2011 (Predecessor)
     Net Cash Used in Operating Activities
     Net cash used in operating activities for the period January 1, 2011 through January 25, 2011 was $6.7 million. Profits, before deducting depreciation and amortization, and other non-cash items, used cash of $5.0 million. This use of cash was primarily the result of merger and acquisition fees incurred by UCI International prior to the UCI Acquisition date. A decrease in accounts receivable resulted in a generation of cash of $7.3 million, while an increase in inventories used cash of $3.7 million. The decrease in accounts receivable was primarily due to strong collections after year end and an increase in factored accounts receivable. Factored accounts receivable totaled $138.1 million at the UCI Acquisition date compared to $137.8 million at December 31, 2010. The increase in inventory was due primarily to inventory builds to support customers’ annual restocking programs. A decrease in accounts payable resulted in a use of cash of $11.1 million due in part to the higher inventory levels and timing of payments. Changes in all other assets and liabilities netted to a $5.9 million provision of cash. This change primarily related to the accrual of call premium and redemption period interest on the Senior PIK Notes that was assumed by Holdings and discharged as part of the Transactions.
     Net Cash Used in Investing Activities
     Historically, net cash used in investing activities has been for capital expenditures, including routine expenditures for equipment replacement and efficiency improvements, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures for the period January 1, 2011 through January 25, 2011 were $1.6 million used primarily for cost reduction activities.
     Net Cash Used in Financing Activities
     During the period January 1, 2011 through January 25, 2011, our Spanish and Chinese subsidiaries repaid short-term borrowings from foreign credit institutions in the amount of $2.6 million.
     During the period January 1, 2011 through January 25, 2011, we paid $0.9 million of deferred financing costs associated with entering into the Senior Secured Credit Facilities and issuing the Senior Notes.
     During the period January 1, 2011 through January 25, 2011, proceeds from the exercise of stock options totaled $1.1 million.
Nine Months Ended September 30, 2010 (Predecessor)
     Net Cash Provided by Operating Activities
     Net cash provided by operating activities for the nine months ended September 30, 2010 was $79.0 million. Profits, before deducting depreciation and amortization and other non-cash items, generated cash of $80.4 million for the nine months ended September 30, 2010. A more detailed discussion of the other components of cash provided by operating activities in the nine months ended September 30, 2010 and the significant factors behind the impact on cash follows.
     Increases in accounts receivable and inventories resulted in uses of cash of $29.9 million and $17.8 million, respectively. The increase in accounts receivable was primarily due to higher sales of $477.7 million in the second and third quarters of 2010 compared to $447.7 million in the third and fourth quarters of 2009, a $30.0 million increase, and timing of factoring of accounts receivable. Factored accounts receivable totaled $128.3 million and $121.5 million at September 30, 2010 and December 31, 2009, respectively. The increase in inventory was due to (i) inventory builds to support the higher sales levels, as well as to support customers’ periodic restocking program orders, (ii) temporary buffer stock while manufacturing was transferred between manufacturing locations as part of our PSO initiatives, (iii) longer lead times on some inventories resourced to our low cost country manufacturing locations, (iv) material cost increases and (v) foreign exchange rates. An increase in accounts payable resulted in a generation of cash of $17.7 million due primarily to the higher inventory levels.
     Changes in all other assets and liabilities netted to a $28.6 million increase in cash. This change primarily related to increases in product returns and other amounts due customers ($12.5 million), timing of tax payments ($6.4 million), changes in accrued salaries and incentive compensation ($2.4 million), decreases in prepaid insurance ($1.1 million) and changes in other assets and accrued expenses.
     Net Cash Used in Investing Activities
     Historically, net cash used in investing activities has been for capital expenditures, including routine expenditures for equipment replacement and efficiency improvements, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures for the nine months ended September 30, 2010 were $17.5 million and were used primarily for cost reduction and maintenance activities including funding specific targeted cost reduction opportunities as part of the PSO initiative.

     Proceeds from the sale of property, plant and equipment for the nine months ended September 30, 2010 were $0.4 million. Proceeds from the sale of our joint venture interest in China, net of transaction costs and cash sold totaled approximately $0.3 million.
     During the nine months ended September 30, 2010, we posted $7.4 million of cash to collateralize a letter of credit required to appeal the judgment in the patent litigation discussed in “Part II. — Other Information — Item 1. Legal Proceedings — Patent Litigation.” Also during the nine months ended September 30, 2010, the letter of credit requirement with our workers’ compensation carrier was reduced by $0.5 million and the cash collateral was returned.
     Net Cash Provided by Financing Activities
     Net cash used in financing activities in the nine months ended September 30, 2010 was $16.2 million.
     Borrowings during the nine months ended September 30, 2010 included the $419.6 million proceeds of the term loan borrowings under the 2010 Credit Facility, net of original issue discount of $5.4 million, and $10.2 million of short-term borrowings payable to foreign credit institutions.
     During the nine months ended September 30, 2010, we made the $17.7 million mandatory prepayment on the term loan of the 2006 Credit Facility reducing the amount outstanding under the term loan to $172.3 million. The remaining $172.3 million was paid in full with the proceeds of the 2010 Credit Facility. Also during the nine months ended September 30, 2010, we used cash of $235.5 million, representing the $230.0 million principal, the $3.6 million call premium and $1.9 million of interest during the redemption period, to redeem the Previously Outstanding Subordinated Notes. Additionally, during the nine months ended September 30, 2010, our Spanish and Chinese subsidiaries repaid short-term notes borrowings to foreign credit institutions in the amount of $10.6 million.
     During the nine months ended September 30, 2010, we paid $9.3 million of deferred financing costs associated with entering into the 2010 Credit Facility and we paid a $0.5 million premium related to a swaption agreement we entered into related to the 2010 Credit Facility.
Debt Capitalization
     At September 30, 2011 and December 31, 2010, we had $47.1 million and $200.3 million of cash and cash equivalents, respectively. The following table details our debt outstanding as of September 30, 2011 and December 31, 2010 (in millions):

	September 30,	December 31,
	2011	2010
Senior Notes	$400.0	$—
Senior Secured Term Loan Facility	297.7	—
UCI International Senior PIK Notes	—	355.1
UCI 2010 Credit Facility Term Loan	—	423.9
UCI short-term borrowings	1.6	3.3
UCI capital lease obigations	1.2	0.7
Unamortized original issue discount	(1.3)	(8.5)

	699.2	774.5

Less:
UCI short-term borrowings	1.6	3.3
Current maturities	3.4	4.5

Long-Term debt	$694.2	$766.7

     Our significant debt service obligation is an important factor when assessing our liquidity and capital resources. At our September 30, 2011 debt level and borrowing rates, annual interest expense, including amortization of deferred financing costs and debt discount, was approximately $55.2 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. An increase of 0.25 percentage points (25 basis points) over the Adjusted LIBO Rate floor of 1.5% on our variable interest rate debt would increase our annual interest cost by $0.9 million.

Scheduled Maturities
     Below is a schedule of required future repayments of all debt outstanding on September 30, 2011 (in millions).

Remainder of 2011	$0.9
2012	4.9
2013	3.2
2014	3.2
2015	3.1
Thereafter	685.2

$700.5

Management’s Action Plan and Outlook
     Our primary sources of liquidity are cash on hand, cash flow from operations, available borrowing capacity under the Senior Secured Credit Facilities and accounts receivable factoring arrangements.
Accounts Receivable Factoring
     Factoring of customer trade accounts receivable is a significant part of our liquidity. Subject to certain limitations, our Senior Secured Credit Facilities permit sales of and liens on receivables, which are being sold pursuant to factoring arrangements. At September 30, 2011, we had factoring relationships with eight banks. The terms of these relationships are such that the banks are not obligated to factor any amount of receivables. Because of challenging capital markets, it is possible that these banks may not have the capacity or willingness to fund these factoring arrangements at the levels they have in the past, or at all.
     We sold approximately $30.0 million of receivables from January 1, 2011 through the date of the UCI Acquisition and $196.3 million from the date of the UCI Acquisition through September 30, 2011 for a total of $226.3 million for the nine months ended September 30, 2011. For the nine months ended September 30, 2010, we sold approximately $176.2 million of receivables. If receivables had not been factored, $184.7 million and $137.8 million of additional receivables would have been outstanding at September 30, 2011 and December 31, 2010, respectively. If we had not factored these receivables, we would have had to finance these receivables in some other way or reduce cash on hand. Our short-term cash projections assume an increase in the level of factored accounts receivable over the $184.7 million at September 30, 2011 due to a forecasted increase in our gross days sales outstanding resulting from extending accounts receivable terms with certain customers.
Short-Term Liquidity Outlook
     Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness or to fund working capital requirements, capital expenditures and other current obligations will depend on our ability to generate cash from operations and from factoring arrangements as discussed above. Such cash generation is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
     Capital expenditures for 2011 are expected to be in the range of $33 million to $36 million, which includes approximately $4.0 million to be paid to FRAM Group. See discussion below regarding the nature of these capital expenditures. This increase over 2010 relates to funding specific targeted cost reduction opportunities as part of the PSO initiative and incremental growth initiatives, as well as capital investment requirements for recently awarded long life-cycle OEM contracts launching over the next 18 months.
     Based on our forecasts, we believe that cash flow from operations, available cash and cash equivalents and available borrowing capacity under the Senior Secured Credit Facilities will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for the next twelve months.
Integration with FRAM Group
     On July 29, 2011, Autoparts Holdings, an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Hart, completed the acquisition of the automotive consumer products group of Honeywell International, Inc. (“FRAM

Group”). Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, UCI International and FRAM Group are operated by a common senior management team.
     The UCI International and FRAM Group businesses each include filtration products. As a result, opportunities exist to integrate the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. Extensive integration analysis has been conducted to date to identify initial integration opportunities and will continue over the upcoming months to identify any further integration opportunities. We believe these actions will result in cost savings that will benefit both UCI International and FRAM Group. These actions, however, involve significant risks including the integration of the businesses, diversion of management’s attention from other business concerns and impact on our business relationships with customers and suppliers. We cannot be assured we will be successful in integrating the two businesses or that they will perform as anticipated.
     As part of an overall plan to integrate and consolidate filtration manufacturing operations, on August 11, 2011, FRAM Group announced that it will cease operating at two locations and integrate those operations into other FRAM Group and UCI International filtration manufacturing locations. The plant closings are expected to occur in the fourth quarter of 2011 and the second quarter of 2012. UCI International and FRAM Group will continue to maintain their own customer relationships and will continue to supply their existing customers. Where FRAM Group production is relocated to UCI International filtration manufacturing locations, UCI International will manufacture and supply product to FRAM Group in order to meet its customer orders. Sourcing agreements will be negotiated on an arm’s-length basis and entered into by UCI International and FRAM Group to document the terms of the sale of product between the two related businesses. Based on current forecasts, UCI International would expect to produce between 25-30 million units for FRAM Group in 2012.
     In connection with these actions, certain equipment will be relocated to the recipient plant locations. Where operations are relocated from a FRAM Group location to a UCI International location, UCI International will purchase the equipment on an arm’s-length basis from FRAM Group and incur costs for installation at such locations. Given the preliminary stages of the integration, we are still developing the cost estimates to complete these integration actions. As discussed previously, we expect to purchase $4.0 million of equipment from FRAM Group by December 31, 2011. We expect to fund the necessary capital expenditures and other integration costs from existing cash and future cash flows.
Long-Term Liquidity Outlook
     UCI International is a holding company with no business operations or assets other than the capital stock of UCI. Consequently, UCI International is dependent on loans, dividends and other payments from UCI and its subsidiaries to make payments of principal and interest in cash on the Senior Notes and the Senior Secured Credit Facilities. As presently structured, UCI and its subsidiaries are the sole source of cash for the payment of cash interest on the Senior Notes and Senior Secured Credit Facilities, and there is no assurance that the cash for those interest payments will be available. In the future, we may also need to refinance all or a portion of the borrowings under the Senior Secured Credit Facilities on or prior to maturity. If refinancing is necessary, there can be no assurance that we will be able to secure such financing on acceptable terms, or at all.
Recently Adopted Accounting Guidance
     See the Recently Adopted Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.
Recently Issued Accounting Guidance
     See the Recently Issued Accounting Guidance section of Note 1 to the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Our exposure to market risk consists of foreign currency exchange rate fluctuations and changes in interest rates.
Foreign Currency Exposure
Currency Translation
     As a result of international operating activities, we are exposed to risks associated with changes in foreign exchange rates, principally exchange rates between the U.S. dollar and the Euro, Mexican peso, British pound and the Chinese Yuan. The results of operations of our foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each relevant period, except for our Chinese subsidiaries for which the U.S. dollar is the functional currency. However, as foreign exchange rates change, there are changes to the U.S. dollar equivalent of sales and expenses denominated in foreign currencies. In 2010, approximately 7% of our net sales were made by our foreign subsidiaries, and our total non-U.S. net sales represented approximately 14.8% of our total net sales. Their combined net income was not material. While these results, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related risk to be material to our financial condition or results of operations.
     The following table summarizes the potential impact on our sales for the year ended December 31, 2010 of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	2010 Sales	Potential Impact
Euro	$33.4	$3.3
Mexican Peso	$26.3	$2.6
British pound	$7.6	$0.8
Chinese Yuan	$3.3	$0.3
     Except for the Chinese subsidiaries, the balance sheets of foreign subsidiaries are remeasured into U.S. dollars at the closing exchange rates as of the relevant balance sheet date. Any adjustments resulting from the remeasurement are recorded in accumulated other comprehensive income (loss) on our statements of changes in shareholder’s equity (deficit). For our Chinese subsidiaries, non-monetary assets and liabilities are remeasured into U.S. dollars at historical rates and monetary assets and liabilities are remeasured into U.S. dollars at the closing exchange rate as of the relevant balance sheet date. Adjustments resulting from the remeasurement of the balance sheets of our Chinese subsidiaries are recorded in our income statements.
     The following table summarizes the potential impact on net asset values of a 10% change in the relationship of the U.S. dollar to the foreign currencies of our foreign subsidiaries (in millions):

	September 30, 2011
	Net Asset value	Potential Impact
Euro	$31.4	$3.1
Mexican Peso	$18.0	$1.8
British pound	$2.6	$0.3
Currency Transactions
     Currency transaction exposure arises where actual sales and purchases are made by a company in a currency other than its own functional currency. In 2011, we expect to source approximately $115 million of components from China. To the extent possible, we structure arrangements where the purchase transactions are denominated in U.S. dollars as a means to minimize near-term exposure to foreign currency fluctuations. The currency exchange rate from Chinese Yuan to U.S. dollars has historically been fairly stable, in large part due to the economic policies of the Chinese government. However, the value of the Yuan increased approximately 5.4% during the period July 1, 2010 through September 30, 2011 as a result of the Chinese government changing its policy on “pegging” the Yuan against the U.S. dollar during the third quarter of 2010.
     A weakening of the U.S. dollar means that we must pay more U.S. dollars to obtain components from China, which equates to higher cost of sales. If the U.S. dollar weakened by 10% against the Chinese Yuan, the potential impact would be to increase cost of goods sold by approximately $11.5 million. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher cost of sales. In that event we would attempt to obtain corresponding price increases from our customers, but there are no assurances that we would be successful.
     Our Mexican operations source a significant amount of inventory from the United States. A strengthening of the U.S. dollar against the Mexican peso means that our Mexican operations must pay more pesos to obtain inventory from the United States. Conversely, a weakening of the U.S. dollar against the Mexican peso means our Mexican operations pay fewer pesos to obtain inventory from the United States. During the year ended December 31, 2010, the U.S. dollar weakened against the Mexican peso by approximately 5.0%. However, during the nine months ended September 30, 2011, the U.S. dollar strengthened against the Mexican peso by approximately 11.2%.

     We will continue to monitor our transaction exposure to currency rate changes and in the future may enter into currency forward and option contracts to reduce this exposure, as appropriate. Where these contracts are deemed to be effective hedges the gains and losses are deferred until the transaction being hedged is settled. As of September 30, 2011, we had no foreign currency contracts outstanding. We do not engage in speculative activities.
Interest Rate Risk
     We periodically enter into interest rate agreements to manage interest rate risk on borrowing activities. On September 28, 2010, we entered into a swaption agreement providing us with the right but not the obligation to enter into an interest rate swap on or about March 23, 2012. If we exercise the swaption, we would effectively convert $212.5 million of variable rate debt under the Senior Secured Credit Facilities into fixed rate debt, with a Eurodollar rate of 2.75% plus the applicable margin under the Senior Secured Credit Facilities for a two-year period ending March 23, 2014. The cost of entering into the swaption was $0.5 million. While we consider the swaption to be an effective economic hedge of interest rate risks, we did not designate or account for the swaption as a hedge.
     We utilize, and we will continue to utilize, sensitivity analyses to assess the potential effect of our variable rate debt. At our September 30, 2011 debt level and borrowing rates, annual interest expense including amortization of deferred financing costs and debt discount, would be approximately $55.2 million. The interest rate on our Senior Secured Credit Facilities is subject to an Adjusted LIBO Rate floor of 1.5%. If variable interest rates were to increase by 0.25% per annum over the Adjusted LIBO Rate floor of 1.5%, the net impact would be a decrease of approximately $0.6 million of our net income and cash flow. The unadjusted LIBO Rate at September 30, 2011 was 0.239%.
Treasury Policy
     Our treasury policy seeks to ensure that adequate financial resources are available for the development of our businesses while managing our currency and interest rate risks. Our policy is to not engage in speculative transactions. Our policies with respect to the major areas of our treasury activity are set forth above.
Off Balance Sheet Arrangements
     We do not enter into off balance sheet arrangements other than operating leases in the normal course of business.
ITEM 4. CONTROLS AND PROCEDURES
     As a foreign private issuer that has recently completed a registration of securities pursuant to the Securities Act of 1933, as amended, we are not yet required to evaluate the effectiveness of our disclosure controls and procedures or to report on changes in internal control over financial reporting, but intend to do so in accordance with the requirements of the SEC and the Securities Exchange Act of 1934, as amended, when they become applicable to us.
PART II — OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS
Antitrust Litigation
     Starting in 2008, UCI and its wholly owned subsidiary, Champion, were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints allege that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law. Some of these complaints are putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to the present. Others are putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, from 1999 to the present. The complaints seek treble damages, an injunction against future violations, costs and attorneys’ fees.
     On August 18, 2008, the Judicial Panel on Multidistrict Litigation (“JPML”) transferred these cases to the United States District Court for the Northern District of Illinois for coordinated and consolidated pretrial proceedings.

     On November 26, 2008, the direct purchaser plaintiffs filed a Consolidated Amended Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is a putative class action and alleges violations of Section 1 of the Sherman Act in connection with the sale of light duty (i.e., automotive and light truck) oil, air and fuel filters for sale in the aftermarket. The direct purchaser plaintiffs seek treble damages, an injunction against future violations, costs and attorneys’ fees.
     On February 24, 2011, the indirect purchaser plaintiffs filed a Fourth Amended Consolidated Indirect Purchaser Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is a putative class action and alleges violations of Section 1 of the Sherman Act and violations of state antitrust, consumer protection and unfair competition law related to the sale of replacement motor vehicle oil, fuel and engine air filters. The indirect purchaser plaintiffs seek treble damages, penalties and punitive damages where available, an injunction against future violations, disgorgement of profits, costs and attorneys’ fees. Champion’s answer to the third amended complaint was filed on March 25, 2011.
     On January 12, 2009, Champion, but not UCI, was named as one of ten defendants in a related action filed in the Superior Court of California, for the County of Los Angeles on behalf of a purported class of direct and indirect purchasers of aftermarket filters. This case has been removed to federal court and transferred to the Northern District of Illinois for coordinated pre-trial proceedings. On February 25, 2010, the California plaintiffs filed a second amended complaint on behalf of a putative class of operators of service stations in California who indirectly purchased for resale oil, air, transmission, and fuel filters from defendants.
     In 2008, the Office of the Attorney General for the State of Florida issued Antitrust Civil Investigative Demands to Champion and UCI requesting documents and information related to the sale of oil, air, fuel and transmission filters. On April 16, 2009, the Florida Attorney General filed a complaint against Champion and eight other defendants in the Northern District of Illinois. The complaint alleges violations of Section 1 of the Sherman Act and Florida law related to the sale of aftermarket filters. The complaint asserts direct and indirect purchaser claims on behalf of Florida governmental entities and Florida consumers. It seeks treble damages, penalties, fees, costs and an injunction. The Florida Attorney General action is being coordinated with the rest of the filters cases pending in the Northern District of Illinois.
     On August 9, 2010, the County of Suffolk, New York, filed a related complaint in the United States District Court for the Eastern District of New York against Champion and eight other defendants on behalf of a purported class of indirect aftermarket filter purchasers consisting of towns, counties, villages, police, fire and sanitation departments and municipalities throughout the United States. The complaint alleges violations of Section 1 of the Sherman Act and New York’s Donnelly Act. The JPML transferred this case to the Northern District of Illinois for coordinated pre-trial proceedings. On April 5, 2011, the County of Suffolk and the defendants filed with the court a stipulation dismissing the County’s complaint without prejudice.
     The parties substantially completed their production of documents on or around September 20, 2010. Depositions began in December 2010. Following the completion of depositions, the court will set a schedule for class certification briefing.
     On December 21, 2009, William G. Burch filed a related complaint under seal in the United States District Court for the Northern District of Oklahoma against Champion and other defendants on behalf of the United States pursuant to the False Claims Act. On September 10, 2010, the United States filed a Notice of the United States’ Election to Decline Intervention. On September 17, 2010, the court ordered the complaint unsealed and directed Mr. Burch to serve it on the defendants, which he has done. The JPML transferred this action to the Northern District of Illinois for coordinated pre-trial proceedings with the other aftermarket filters matters pending there. Mr. Burch filed a First Amendment complaint there on November 24, 2010 raising claims under the federal False Claims Act, similar acts of nineteen states and the District of Columbia, and common law claims of fraud, unjust enrichment and payment under mistake of fact.
     On April 14, 2011, the court entered a 90-day stay of all proceedings in all actions consolidated in the Northern District of Illinois by the JPML. The parties to these consolidated actions jointly requested this stay in light of a pending criminal investigation by the United States Attorney’s Office of the Eastern District of Pennsylvania into evidence and statements related to William G. Burch. On June 21, 2011, the United States Attorney’s Office of the Eastern District of Pennsylvania charged William G. Burch with knowingly and willfully making false and fraudulent statements to the Antitrust Division of the Department of Justice with the intent to impede the Antitrust Division’s investigation. On June 29, 2011, William G. Burch pleaded guilty to these charges and on October 26, 2011, he was sentenced to a prison term of 24 months as well as fines and restitution to the United States of approximately $0.1 million. On July 14, 2011, at the request of the parties to the consolidated actions, the court extended the stay until August 23, 2011. On August 17, 2011, Champion and other defendants in the consolidated proceedings moved to exclude from evidence in the consolidated proceedings certain evidence and testimony that the class action and Florida plaintiffs obtained from William G. Burch. At a hearing on August 23, 2011, the court continued the stay pending briefing on defendants’ motions. Following additional briefing on the motions to exclude this evidence and testimony by all parties, at a hearing on October 12, 2011, the court took the motions under advisement and continued the stay until a hearing on all motions to be held on January 20, 2012.
     Champion, but not UCI, was also named as one of five defendants in a class action filed in Quebec, Canada in 2008. This action alleges conspiracy violations under the Canadian Competition Act and violations of the obligation to act in good faith related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the five defendants in the amount of C$5 million in compensatory damages and C$1 million in punitive damages. The plaintiff is seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.
     Champion, but not UCI, was also named as one of 14 defendants in a class action filed in Ontario, Canada in 2008. This action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the 14 defendants in the amount of C$150 million in general damages and C$15 million in punitive damages. The plaintiff is also seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.
     On June 10, 2010, the Office of the Attorney General for the State of Washington issued an Antitrust Civil Investigative Demand to Champion requesting documents and information related to the sale of oil, air, fuel and transmission filters. We are cooperating with the Attorney General’s requests.
     The Antitrust Division of the Department of Justice, (the “DOJ”) investigated the allegations raised in these suits and certain current and former employees of the defendants, including Champion, testified pursuant to subpoenas. On January 21, 2010, the DOJ sent a letter to counsel for Champion stating that “the Antitrust Division’s investigation into possible collusion in the replacement auto filters industry is now officially closed.”
     We intend to vigorously defend against these claims. No amounts have been reserved in our financial statements for these matters as management does not believe a loss is probable. During the Successor nine months ended September 30, 2011, the Predecessor period January 1, 2011 through January 25, 2011 and the Predecessor nine months ended September 30, 2010, we incurred $3.7 million, $0.8 million and $5.4 million, respectively, defending against these claims.
Value-added Tax Receivable
     Our Mexican operation has outstanding receivables denominated in Mexican pesos in the amount of $2.0 million, net of allowances, from the Mexican Department of Finance and Public Credit. The receivables relate to refunds of Mexican value-added tax, to which UCI International believes it is entitled in the ordinary course of business. The local Mexican tax authorities have rejected our claims for these refunds, and we have commenced litigation in the regional federal administrative and tax courts to order the local tax authorities to process these refunds.
Patent Litigation
     Champion was a defendant in litigation with Parker-Hannifin pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. Both parties filed post-trial motions. Parker-Hannifin sought treble damages and attorneys’ fees. Champion sought a judgment as a matter of law on the issues of infringement and patent invalidity. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, originally estimated to be approximately $1.5 million and later revised to record an additional $0.5 million provision. Given that this litigation existed at the date of the UCI Acquisition, the additional $0.5 million provision was recorded in the Predecessor income statement for the period January 1, 2011 through January 25, 2011. On April 15, 2011, Champion appealed the court order and the appeals court subsequently ordered the parties to enter into court-sponsored mediation. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement includes the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. Champion made the $9.0 million payment during the three months ended September 30, 2011. During the nine months ended September 30, 2011, Champion incurred post-trial costs of $0.4 million. During the nine months ended September 30, 2010, Champion incurred post-trial costs of $1.0 million. These costs are included in the condensed consolidated income statements in “Patent litigation costs”.
     In order to appeal the judgment in this matter, UCI International posted a letter of credit in the amount of $7.4 million during 2010 and an additional letter of credit in the amount of $5.5 million in the second quarter of 2011 bringing the total letters of credit to $12.9 million. The letters of credit were canceled upon payment of the settlement during the three months ended September 30, 2011.

     Champion initially recorded an $11.8 million liability for this matter in the preliminary purchase price allocation based upon the best information that was available at that time. Based upon the new information gained during the measurement period resulting from the settlement discussed above, the preliminary purchase price allocation was adjusted to reduce the liability for this matter. See additional discussion of the reconciliation of the preliminary purchase price allocation to the revised allocation in Note 2 — Acquisition of UCI International, Inc. in the interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.
Other Litigation
     We are subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe that the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.
ITEM 1A. RISK FACTORS
     There have been no material changes from the risk factors previously disclosed in Amendment No. 1 to the Exchange Offer Registration Statement, as filed with the SEC on May 5, 2011.
ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
     Not applicable.
ITEM 3. DEFAULTS UNDER SENIOR SECURITIES
     Not applicable.
ITEM 5. OTHER INFORMATION
     On August 22, 2011, UCI International appointed George J. DiRado, 55, as its Chief Financial Officer.
     Mr. DiRado has extensive experience in accounting and financial matters. Since July 29, 2011, Mr. DiRado has served as Chief Financial Officer of FRAM Group, a wholly-owned subsidiary of Autoparts Holdings and an affiliate of Holdings. Mr. DiRado was previously employed by Honeywell International, Inc. (“Honeywell”) for 32 years. From 2009 to 2011, he served as Chief Financial Officer of Honeywell’s automotive consumer products group. From 2002 to 2009, he served as the Vice President of Finance for Honeywell’s Automation and Controls Group.
     UCI International will reimburse FRAM Group for a portion of the costs related to Mr. DiRado’s service as UCI International’s Chief Financial Officer pursuant to the Joint Services Agreement, dated as of July 29, 2011, between UCI International and Autoparts Holdings Limited, the parent company of FRAM Group.

UCI Holdings Limited
Condensed Consolidated Balance Sheets
(in thousands)

	Successor	Predecessor
	September 30,	December 31,
	2011	2010
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$47,057	$200,330
Accounts receivable, net	276,328	271,832
Related party receivable	1,948	—
Inventories, net	162,911	144,156
Deferred tax assets	34,752	38,377
Restricted cash	—	16,290
Other current assets	16,409	17,663

Total current assets	539,405	688,648
Property, plant and equipment, net	151,382	135,060
Goodwill	306,803	241,461
Other intangible assets, net	433,722	63,048
Deferred financing costs, net	20,764	9,937
Other long-term assets	2,768	7,103

Total assets	$1,454,844	$1,145,257

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$126,708	$115,159
Short-term borrowings	1,563	3,271
Current maturities of long-term debt	3,380	4,473
Related party payable	6,110	—
Accrued expenses and other current liabilities	117,271	131,331

Total current liabilities	255,032	254,234
Long-term debt, less current maturities	694,248	766,735
Pension and other post retirement liabilities	70,502	87,040
Deferred tax liabilities	129,103	8,975
Other long-term liabilities	2,413	4,636

Total liabilities	1,151,298	1,121,620
Contingencies — Note 12
Shareholder’s equity
Common stock	320,000	29
Additional paid in capital	—	279,939
Retained deficit	(13,548)	(214,856)
Accumulated other comprehensive loss	(2,906)	(41,475)

Total shareholder’s equity	303,546	23,637

Total liabilities and shareholder’s equity	$1,454,844	$1,145,257

The accompanying notes are an integral part of these statements.

UCI Holdings Limited
Condensed Consolidated Income Statements (Unaudited)
(in thousands)

	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Nine Months	January 1, 2011	Nine Months
	Ended	Ended	Ended	Through	Ended
	September 30,	September 30,	September 30,	January 25,	September 30,
	2011	2010	2011	2011	2010
Net sales	$254,245	$241,494	$672,896	$78,842	$707,996
Cost of sales	191,044	179,508	526,476	60,296	528,812

Gross profit	63,201	61,986	146,420	18,546	179,184
Operating expenses
Selling and warehousing	(18,199)	(15,256)	(48,503)	(5,167)	(44,628)
General and administrative	(11,239)	(13,869)	(33,012)	(4,390)	(36,313)
Amortization of acquired intangible assets	(5,562)	(1,275)	(14,831)	(405)	(3,946)
Merger and acquisition costs	(234)	—	(11,265)	(5,170)	—
Restructuring costs, net (Note 3)	(233)	279	(1,019)	—	(2,101)
Stock-based compensation expense (Note 16)	—	(111)	—	(15,082)	(340)
Patent litigation costs (Note 12)	(229)	(4)	(365)	(500)	(1,042)

Operating income (loss)	27,505	31,750	37,425	(12,168)	90,814
Other expense
Interest expense, net (Note 10)	(13,957)	(15,102)	(37,780)	(4,663)	(44,828)
Management fee expense	—	(500)	—	(139)	(1,500)
Loss on early extinguishment of debt (Note 10)	—	(8,662)	—	(24,153)	(8,662)
Debt commitment fees (Note 10)	—	—	(5,945)	—	—
Miscellaneous, net	(1,571)	(733)	(4,070)	(727)	(3,036)

Income (loss) before income taxes	11,977	6,753	(10,370)	(41,850)	32,788
Income tax (expense) benefit (Note 11)	(9,977)	(2,383)	(1,919)	13,952	(12,923)

Net income (loss)	2,000	4,370	(12,289)	(27,898)	19,865
Less: loss attributable to noncontrolling interest	—	—	—	—	(37)

Net income (loss) attributable to UCI Holdings Limited	$2,000	$4,370	$(12,289)	$(27,898)	$19,902

The accompanying notes are an integral part of these statements.

UCI Holdings Limited
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Successor	Predecessor
	Nine Months	January 1,	Nine Months
	Ended	2011 through	Ended
	September 30,	January 25,	September 30,
	2011	2011	2010
Cash flows from operating activities:
Net income (loss) attributable to UCI Holdings Limited	$(12,289)	$(27,898)	$19,902
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of intangible assets	35,639	2,902	26,504
Amortization of deferred financing costs and debt issuance costs	1,864	303	2,175
Fair value step up of acquired inventory sold	16,376	—	—
Debt commitment fees	5,945	—	—
Non-cash interest expense on Senior PIK Notes	—	—	23,094
Loss on early extinguishment of debt	—	24,153	8,662
Deferred income taxes	(180)	(18,243)	(3,300)
Non-cash stock-based compensation expense	—	13,730	—
Other non-cash items, net	(599)	4	3,339
Changes in operating assets and liabilities:
Accounts receivable	(11,868)	7,270	(29,869)
Inventories	(14,988)	(3,707)	(17,779)
Other current assets	(593)	1,323	7,319
Accounts payable	22,596	(11,082)	17,717
Accrued expenses and other current liabilities	(20,103)	4,714	19,375
Other assets	9,471	419	770
Related party payable, net	1,593	—	—
Other long-term liabilities	(11,440)	(568)	1,078

Net cash provided by (used in) operating activities	21,424	(6,680)	78,987

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	(185,270)	—	—
Capital expenditures	(12,091)	(1,571)	(17,502)
Proceeds from sale of property, plant and equipment	180	—	413
Proceeds from sale of joint venture interest (net of transaction costs and cash sold)	—	—	272
Decrease (increase) in restricted cash	16,290	—	(6,890)

Net cash used in investing activities	(180,891)	(1,571)	(23,707)

Cash flows from financing actvities:
Issuances of debt	1,563	—	10,159
Debt repayments	(3,144)	(2,633)	(10,562)
Payment of deferred financing costs	(20,194)	(920)	(9,893)
Payment of debt commitment fees	(5,945)	—	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	298,500	—	—
Issuance of Senior Notes	400,000	—	—
Repayment of 2010 Credit Facility	(423,938)	—	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	(360,115)	—	—
Proceeds of 2010 Credit Facility (net of original issue discount of $5,375)			419,625
Repayment of 2006 Credit facility	—	—	(190,000)
Redemption of Previously Outstanding Subordinated Notes, including call premium and redemption period interest	—	—	(235,512)
Equity contribution	320,000	—	—
Proceeds from exercise of stock options	—	1,077	—

Net cash provided by (used in) financing activities	206,727	(2,476)	(16,183)
Effect of exchange rate changes on cash	(203)	127	(99)

Net increase (decrease) in cash and cash equivalents	47,057	(10,600)	38,998
Cash and cash equivalents at beginning of period	—	200,330	131,942

Cash and cash equivalents at end of period	$47,057	$189,730	$170,940

The accompanying notes are an integral part of these statements.

UCI Holdings Limited
Condensed Consolidated Statement of Changes in Shareholder’s Equity (Deficit) (Unaudited)
(in thousands)

	Predecessor
	UCI International, Inc. Shareholders' Equity (Deficit)
				Accumulated
		Additional		Other
	Common	Paid in	Retained	Comprehensive	Noncontrolling	Total	Comprehensive
	Stock	Capital	Deficit	Income (Loss)	Interest	Equity	Income (Loss)
Balance at January 1, 2010	$29	$279,485	$(237,858)	$(32,502)	$1,810	$10,964
Recognition of stock based compensation expense		340				340
Sale of joint venture interest					(1,773)	(1,773)
Comprehensive income
Net income			19,902		(37)	19,865	$19,902
Other comprehensive income (loss)
Foreign currency (after $14 of income taxes)				246		246	246
Pension and OPEB liability (after $320 of income taxes)				521		521	521
Total comprehensive income						—

						—	$20,669

Balance at September 30, 2010	$29	$279,825	$(217,956)	$(31,735)	$—	$30,163

Balance at January 1, 2011	$29	$279,939	$(214,856)	$(41,475)		$23,637
Recognition of stock based compensation expense		13,730				13,730
Exercise of stock options		1,077				1,077
Tax effect of exercise of stock options		2,661				2,661
Comprehensive income
Net loss			(27,898)			(27,898)	$(27,898)
Other comprehensive income (loss)
Foreign currency (after $(15) of income tax)				627		627	627
Pension and OPEB liability (after $(71) of income tax)				116		116	116

Total comprehensive loss						—	$(27,155)

Balance at January 25, 2011	$29	$297,407	$(242,754)	$(40,732)		$13,950

	Successor
	UCI Holdings Limited Shareholder's Equity (Deficit)
			Accumulated
			Other
	Common	Retained	Comprehensive	Total	Comprehensive
	Stock	Deficit	Income (Loss)	Equity	Income (Loss)
Balance at January 1, 2011	$—	$(1,259)	$—	$(1,259)
Equity contribution	320,000			320,000
Comprehensive income
Net loss		(12,289)		(12,289)	$(12,289)
Other comprehensive income (loss)
Foreign currency			(2,906)	(2,906)	(2,906)

Total comprehensive loss					$(15,195)

Balance at September 30, 2011	$320,000	$(13,548)	$(2,906)	$303,546

The accompanying notes are an integral part of these statements.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 1 — GENERAL AND BASIS OF PRESENTATION
General
     UCI Holdings Limited (“Holdings”), an entity domiciled in New Zealand, was incorporated on November 26, 2010 for the purpose of consummating the acquisition of UCI International, Inc. (“UCI International”), an entity formerly owned by members of the Carlyle Group and certain current and former officers, employees and members of management. UCI International is a leading designer, manufacturer and distributor of a broad range of filtration products, fuel and cooling systems products and vehicle electronics. As outlined in Note 2, the acquisition of UCI International was completed on January 26, 2011, at which time Uncle Acquisition 2010 Corp (an indirect subsidiary of Holdings) merged with UCI International, with UCI International continuing as the surviving entity.
     All operations of Holdings are conducted by United Components, Inc. (“UCI”) through its subsidiaries. UCI manufactures and distributes vehicle parts, primarily servicing the vehicle replacement parts market in North America and Europe.
Basis of Presentation
     Holdings was formed on November 26, 2010 for the purpose of consummating the acquisition of UCI International and, consequently, has no financial statements as of and for periods prior to that date. For the three and nine months ended September 30, 2011, the interim unaudited condensed consolidated financial statements of Holdings are presented as the “Successor.” The condensed consolidated financial statements of UCI International as of December 31, 2010 and for the period January 1, 2011 through January 25, 2011 and the three and nine months ended September 30, 2010 are presented in this quarterly report as those of the “Predecessor.”
     The accompanying unaudited condensed consolidated financial statements for the Successor include the accounts of Holdings and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The accompanying interim unaudited condensed consolidated financial statements for the Predecessor include the accounts of UCI International, its wholly-owned direct and indirect subsidiaries and a 51% owned joint venture that was disposed of in the nine months ended September 30, 2010 (see Note 3).
     The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“U.S. GAAP”) for complete financial statements.
     The December 31, 2010 consolidated balance sheet has been derived from the audited financial statements of UCI International for the year ended December 31, 2010. The financial statements at September 30, 2011 and for the three and nine months ended September 30, 2011 and 2010 and the period January 1, 2011 through January 25, 2011 are unaudited. In the opinion of management, these financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations for such periods.
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of the collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and other product returns, insurance reserves, income taxes, pensions and other postretirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.
     These financial statements should be read in conjunction with the financial statements and notes thereto included in Holdings’ Registration Statement on Form F-4 (File No. 333-173626).
     Operating results for the three and nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
Summary of Significant Accounting Policies
     A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.
     Revenue Recognition
     Holdings records sales when title has transferred to the customer, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured.
     Provisions for estimated sales returns, allowances and warranty costs are recorded when the sales are recorded. Sales returns, allowances and warranty costs are estimated based upon historical experience, current trends, and Holdings’ expectations regarding future experience. Adjustments to such returns, allowances, and warranty costs are made as new information becomes available.
     In order to obtain exclusive contracts with certain customers, Holdings may incur up-front costs or assume the cost of returns of products sold by the previous supplier. These costs are capitalized and amortized over the life of the contract. The amortized amounts are recorded as a reduction of sales.
     New business changeover costs also can include the costs related to removing a new customer’s inventory and replacing it with UCI International inventory, commonly referred to as a “stocklift.” Stocklift costs are recorded as a reduction to revenue when incurred.
     Cash Equivalents
     Certificates of deposit, commercial paper, and other highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.
     Allowance for Doubtful Accounts
     Holdings generally does not require collateral for its trade accounts receivable. Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. These allowances are established based on a combination of write-off history, aging analysis, and specific account evaluations. When a receivable balance is known to be uncollectible, it is written off against the allowance for doubtful accounts.
     Inventories
     Inventories are stated at the lower of cost or market. Cost is principally determined using standard cost, which approximates the first-in, first-out method. Inventories are reduced by an allowance for excess and obsolete inventories, based on Holdings’ review of on-hand inventories. The expense of inventory allowances is included in cost of sales.
     Depreciation and Amortization
     Depreciation of property, plant and equipment is provided on a straight-line basis, over the estimated service lives of the assets. Leasehold improvements are amortized over the shorter of their service life or the remaining term of the lease.
     Major renewals and improvements of property, plant and equipment are capitalized, and repairs and maintenance costs are expensed as incurred.
     Most of Holdings’ trademarks have indefinite lives and are not amortized; instead they are subject to impairment evaluations. Trademarks with finite lives and other intangible assets are amortized over their useful lives on an accelerated or straight-line basis commensurate with the expected benefits received from such intangible assets.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
     Goodwill and Trademarks with Indefinite Lives
     Goodwill is subject to annual impairment review in the fourth quarter of each year unless conditions arise that require a more frequent evaluation. The review for impairment requires significant judgment and is based on a two-step accounting test. The first step is to compare the estimated fair value of Holdings with the recorded net book value (including the goodwill). If the estimated fair value is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the estimated fair value from the first step is used as the purchase price in a hypothetical acquisition. Purchase business combination accounting rules are followed to determine a hypothetical purchase price allocation to the reporting unit’s assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared to the recorded amount of goodwill, and the recorded amount is written down to the hypothetical amount, if lower.
     Trademarks with indefinite lives are tested for impairment on an annual basis in the fourth quarter, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of these assets, projections regarding estimated discounted future cash flows and other factors are made to determine if impairment has occurred. If Holdings concludes that there has been impairment, Holdings will write down the carrying value of the asset to its fair value.
     Each year, Holdings evaluates those trademarks with indefinite lives to determine whether events and circumstances continue to support the indefinite useful lives.
     Impairment of Long-Lived Assets, other than Goodwill and Trademarks with Indefinite Lives and Long-Lived Assets to be Disposed of
     Holdings evaluates all of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such long-lived assets is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows that are expected to be generated by the asset. If the carrying amount exceeds the expected undiscounted future cash flows, the asset is considered to be impaired. If an asset is considered to be impaired, it is written down to fair value.
     Income Taxes
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for operating losses and tax credit carryforwards. Holdings establishes valuation allowances against operating losses and tax credit carryforwards when the ability to fully utilize these benefits is determined to be uncertain. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law is recognized in income in the period that includes the enactment date.
     Holdings does not provide for U.S. income taxes on undistributed earnings of its foreign subsidiaries that are intended to be permanently reinvested. Where Holdings does not intend to permanently reinvest earnings of its foreign subsidiaries, Holdings provides for U.S. income taxes and foreign withholding taxes, where applicable, on undistributed earnings.
     Holdings records a liability for uncertain tax positions when management concludes that the likelihood of sustaining such positions upon examination by taxing authorities is less than “more likely than not.” Holdings also records any interest and penalties related to these unrecognized tax benefits as a component of “Income tax expense.”
     Foreign Currency Translation
     Chinese operations — The functional currency of Holdings’ Chinese operations is the U.S. dollar. Income statements of these operations are remeasured into U.S. dollars at the average exchange rates for each relevant period, except for cost of sales, which is remeasured primarily at historical exchange rates. Non-monetary assets and liabilities are remeasured into U.S. dollars at historical rates, and monetary assets and liabilities are remeasured at the closing exchange rate as of the applicable balance sheet date. Adjustments resulting from the remeasurement of the balance sheet are recorded in the income statement.
     All other foreign operations — The functional currency for all other foreign operations is their local currency. Income statements of these operations are translated into U.S. dollars using the average exchange rates during the applicable period. Assets and liabilities of these operations are translated into U.S. dollars using the exchange rates in effect at the applicable balance sheet date. Resulting cumulative translation adjustments are recorded as a component of shareholder’s equity in “Accumulated other comprehensive income (loss).”

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
     Foreign Currency Transactions
     Transaction foreign currency gains and losses are included in the income statement in the appropriate line based upon the nature of the transaction.
     Reporting of Comprehensive Income (Loss)
     Comprehensive income (loss) includes (i) net income (loss), (ii) the cumulative effect of translating balance sheets of certain foreign subsidiaries to U.S. dollars and (iii) the recognition of pension and other postretirement benefit liabilities. The last two are not included in the income statement and are reflected as adjustments to shareholder’s equity.
     Financial Statement Presentation
     The following provides a description of certain items that appear in the income statement:
     Net sales includes the selling price of products sold to Holdings’ customers, less provisions for warranty costs, estimated sales returns, customer allowances and cash discounts. Shipping and handling fees that are billed to customers are classified as net sales.
     Cost of sales includes all costs required to bring a product to a ready-for-sale condition. Such costs include direct and indirect materials (net of vendor consideration), direct and indirect labor costs (including pension, postretirement and other fringe benefits), supplies, utilities, depreciation, insurance, shipping and other costs. Cost of sales also includes the procurement, packaging, and shipping of products purchased for resale.
     Selling and warehousing expenses includes costs of selling and marketing, warehousing, technical services and distribution. The major cost elements for this line item include salaries and wages (including pension, postretirement and other fringe benefits), freight, depreciation and advertising.
     General and administrative expenses includes the costs of executive, accounting and administrative personnel (including pension, postretirement and other fringe benefits), professional fees, insurance, provisions for doubtful accounts, rent and information technology costs.
     Environmental Liabilities
     Holdings accrues for environmental investigation, remediation and penalty costs when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The liability is determined on an undiscounted cash flow basis and is not reduced for potential claims for recovery. Claims for recovery are recognized as agreements are reached with third parties. Environmental expenditures are capitalized if they mitigate or prevent future contamination or if they improve the environmental safety or efficiency of the existing assets. All other environmental costs are expensed as incurred. Environmental cost estimates may include expenses for remediation of identified sites, long term monitoring, payments for claims, administrative expenses, and expenses for ongoing evaluations and litigation. The liability is adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available.
     Insurance Reserves
     Holdings’ insurance for workers’ compensation, automobile, product and general liability includes high deductibles for which Holdings is responsible. Deductibles are estimated and recorded as expenses in the period incurred.
     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. The estimates and assumptions include estimates of collectability of accounts receivable and the realizability of inventory, goodwill and other intangible assets. They also include estimates of cost accruals, environmental liabilities, warranty and product returns, insurance reserves, income taxes, pensions and other postretirement benefits and other factors. Management has exercised reasonableness in deriving these estimates; however, actual results could differ from these estimates.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
     Segment Reporting
     In accordance with the guidance included in Accounting Standards Codification ASC 280, “Segment Reporting,” Holdings reports as one segment. Holdings is in one business, which is the manufacturing and distribution of vehicle parts. The products and services, customer base, distribution channel, manufacturing process, procurement, and economic characteristics are similar throughout all of Holdings’ operations.
     Derivative Financial Instruments
     Holdings routinely enters into purchase agreements to acquire materials used in the normal course of its operations. In certain instances, a routine purchase agreement may meet the technical definition of a derivative. In all such cases, Holdings elects the “normal purchases” exemption from derivative accounting.
     Other than the purchase agreements discussed above, Holdings recognizes derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in income or other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative, and the effect on the financial statements, will depend on its hedge designation and whether the hedge is highly effective in offsetting changes in the fair value of cash flows of the asset or liability hedged.
     Recently Adopted Accounting Guidance
     On January 1, 2011, Holdings adopted changes issued by the FASB to the disclosure of pro forma information for business combinations. These changes clarify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. Also, the existing supplemental pro forma disclosures were expanded to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. See Note 2 for the required pro forma information for the UCI Acquisition (as defined in Note 2).
     Recently Issued Accounting Guidance
     In June 2011, the FASB issued changes regarding the presentation of comprehensive income effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments require that all non-owner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The amendment eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. In addition, the amendments require presentation on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. Holdings has historically presented the components of other comprehensive income as part of the statement of changes in shareholder’s equity. As such, Holdings will be required to change the presentation of all non-owner changes in shareholder’s equity to the one or two statement approach. Other than the change in presentation of other comprehensive income, the adoption of these changes will not have an effect on Holdings’ financial condition or results of operations.
     In September 2011, the FASB issued changes regarding the testing for impairment of goodwill for annual and interim impairment tests performed for fiscal years beginning after December 31, 2011. Under the revised guidance, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. Under the amendments in this update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 2 — ACQUISITIONS
     UCI International, Inc.
     On November 29, 2010, UCI International, Inc. entered into a Merger Agreement by and among UCI International, Inc., Rank Group Limited (“Rank Group”), and Uncle Acquisition 2010 Corp pursuant to which Uncle Acquisition 2010 Corp agreed to be merged with and into UCI International, Inc., with UCI International, Inc. continuing as the surviving corporation and an affiliate of Rank Group. On January 26, 2011, Holdings, through its indirect subsidiary Uncle Acquisition 2010 Corp, acquired 100% of the outstanding stock of UCI International for a purchase price of $375.0 million and assumed the indebtedness of UCI International (the “UCI Acquisition”). There was no contingent consideration payable.
     Funding for the purchase consideration and the refinancing of certain UCI International borrowings that were assumed was provided through a combination of an equity contribution of $320.0 million, additional borrowings, advances from the Rank Group and existing cash. See Note 10 for a discussion of the repayment of UCI’s 2010 Credit Facility (as defined in Note 10), the redemption and discharge of UCI International’s Senior PIK Notes (as defined in Note 10) and the UCI Acquisition financing. The UCI Acquisition and transactions consummated to repay and terminate certain UCI International borrowings that were assumed are collectively referred to as the “Transactions.”
     The values of the acquired assets and assumed liabilities reflect the allocation of the aggregate purchase price of $375.0 million in accordance with ASC 805, “Business Combinations.” Following a business combination, Holdings has a period of not more than twelve months from the date of the acquisition to finalize the acquisition date fair values of acquired assets and assumed liabilities, including valuations of identifiable intangible assets and property, plant and equipment. The determination of fair values of acquired intangible assets and property, plant and equipment involved a variety of assumptions, including estimates associated with remaining useful lives. At September 30, 2011, with the exception of deferred taxes, amounts presented for the UCI Acquisition have been finalized. Any further adjustments to the finalization of the preliminary purchase accounting will be recognized retrospectively from the date of the acquisition.
     The following table reconciles the preliminary fair value of the assets acquired and liabilities assumed as initially reported to the final fair value of the assets acquired and liabilities assumed adjusted for measurement period adjustments (in millions):

	January 26, 2011	Measurement Period	January 26, 2011
	(As Initially Reported)	Adjustments	(As Adjusted)
Cash and cash equivalents	$189.7	$—	$189.7
Accounts receivable	265.4	—	265.4
Inventories	164.2	0.5	164.7
Other current assets	15.9	—	15.9
Restricted cash	16.3	—	16.3
Property, plant and equipment	162.2	(0.3)	161.9
Intangible assets (excluding goodwill)	437.5	10.5	448.0
Other long-term assets	9.2	—	9.2
Accounts payable	(104.3)	—	(104.3)
Short-term borrowings	(0.7)	—	(0.7)
Accrued expenses and other current liabilities	(136.7)	3.2	(133.5)
Long-term debt (including current maturities)	(784.7)	—	(784.7)
Pension and other postretirement liabilities	(79.9)	0.4	(79.5)
Deferred tax liabilities	(89.5)	(5.3)	(94.8)
Other long-term liabilities	(5.5)	0.5	(5.0)

Net assets acquired before goodwill on acquisition	59.1	9.5	68.6
Goodwill on acquisition	315.9	(9.5)	306.4

Net assets acquired	$375.0	$—	$375.0

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
     The measurement period adjustments reflect new information obtained about facts and circumstances that existed at the UCI Acquisition date, primarily related to the completion of valuations of identifiable intangible assets, inventories, property, plant and equipment, unfavorable leases, litigation contingencies and the related deferred income taxes. Accordingly, the carrying amounts of these accounts were retrospectively adjusted as of January 26, 2011. The impact of the retrospective adjustments made in the three months ended June 30, 2011 and three months ended September 30, 2011 was not material to Holdings’ results of operations or cash flows from the UCI Acquisition date through June 301, 2011 and, therefore, were reflected in the operating results in the period of adjustment.
     Merger and acquisition related costs of $0.2 million and $11.3 million during the three and nine months ended September 30, 2011, respectively, are included in a separate line item on the interim unaudited condensed consolidated income statements. During the period January 1, 2011 through January 25, 2011, UCI International incurred seller side merger and acquisition costs of $5.2 million. Debt issue costs related to the acquisition financing totaled $22.4 million.
     As discussed in Note 1, Holdings was formed on November 26, 2010 for the purpose of consummating the acquisition of UCI International and, consequently, has no financial statements as of and for periods prior to that date. Prior to the UCI Acquisition, Holdings generated no revenue and only incurred merger and acquisition related costs and debt issuance costs in anticipation of the UCI Acquisition.
     The following table presents pro forma financial information of the combined entity as though the UCI Acquisition occurred on January 1, 2010 (in millions):

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Net sales	$254.2	$241.5	$751.7	$708.0
Net income	$2.2	$6.7	$10.1	$15.8
     The pro forma results of operations have been prepared for comparative purposes only and include certain adjustments to actual financial results. The adjustments include presenting interest expense as if the Transactions had occurred on January 1, 2010, revising estimated amortization and depreciation expense as a result of intangibles and fixed assets acquired being measured at fair value and revising pension expense. The pro forma results of operations were also adjusted to exclude (1) $16.4 million of merger and acquisition costs, (2) $5.9 million of debt commitment fees, (3) $15.1 million of stock-based compensation expense relating to equity incentive awards that vested upon the change in control of UCI International, (4) the loss of $24.2 million on early extinguishment of debt and (5) $16.4 million of higher cost of goods sold resulting from the increase in inventory to fair value over the historical carrying value of acquired inventories as required under purchase accounting. The pro forma results of operations do not purport to be indicative of the results of operations that would have actually resulted had the acquisition occurred on the date indicated or that may result in the future.
     Honeywell Automotive Parts Services (Shanghai) Co., Ltd.
     On July 29, 2011, UCI International, through its indirect wholly-owned subsidiary, UCI (Shanghai) Trading Company Limited (“UCI (Shanghai)”), acquired certain assets from Honeywell Automotive Parts Services (Shanghai) Co., Ltd. for a purchase price of $1.5 million. The acquired assets principally consisted of inventory, fixed assets and intangible assets.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 3 — RESTRUCTURING COSTS, NET
     During the three and nine months ended September 30, 2011, Holdings incurred costs related to various cost reduction activities which are reported in the income statement in “Restructuring costs, net.” The components of restructuring costs, net are as follows (in millions):

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Severance	$(0.2)	$—	$(0.8)	$(0.1)
Cost to maintain land and building held for sale	—	—	—	(0.2)
Gain on sale of building	—	0.3	—	0.3
Curtailment and settlement losses	—	—	(0.2)	(0.5)
Disposition of investment in joint venture	—	—	—	(1.6)

	$(0.2)	$0.3	$(1.0)	$(2.1)

     During the three months and nine months ended September 30, 2011, Holdings incurred severance costs of $0.2 million and $0.8 million, respectively, related to involuntary terminations of employees as part of cost reduction actions. During the nine months ended September 30, 2011, Holdings recorded pension curtailment and settlement losses of $0.2 million related to headcount reductions at its Mexican subsidiaries.
     During the three and nine months ended September 30, 2010, UCI International recognized a gain of $0.3 million related to the sale of the land and building at a previously idled manufacturing facility. During the nine months ended September 30, 2010, UCI International recorded pension curtailment and settlement losses and other severance costs of $0.5 million related to headcount reductions at its Mexican subsidiaries, incurred costs of $0.2 million for the maintenance and security of land and a building that was held for sale and incurred $0.1 million of severance costs.
     In May 2010, UCI International completed the sale of its entire 51% interest in its Chinese joint venture to its joint venture partner, Shandong Yanzhou Liancheng Metal Products Co. Ltd. The sales price was approximately $0.9 million, plus the assumption of certain liabilities due to UCI International of approximately $2.2 million, less estimated transaction costs. Based upon the terms of the transaction, UCI International recorded a non-cash charge of $1.6 million.
NOTE 4 — SALES OF RECEIVABLES
     Holdings has factoring agreements arranged by five customers with eight banks. Under these agreements, Holdings has the ability to sell undivided interests in certain of its receivables to the banks which in turn have the right to sell an undivided interest to a financial institution or other third party. Holdings enters into these relationships at its discretion as part of its overall customer agreements and cash management activities. Pursuant to these agreements, approximately $86.8 million and $40.3 million of receivables were sold during the three months ended September 30, 2011 and 2010, respectively. Approximately $30.0 million of receivables were sold during the Predecessor period January 1, 2011 through January 25, 2011 and $196.3 million were sold during the Successor period from the UCI Acquisition date through September 30, 2011 for a total of $226.3 million for the nine months ended September 30, 2011. For the nine months ended September 30, 2010, approximately $176.2 million of receivables were sold.
     If receivables had not been factored, $184.7 million and $137.8 million of additional receivables would have been outstanding at September 30, 2011 and December 31, 2010, respectively. Holdings retained no rights or interests in the receivables, and has no obligations with respect to the sold receivables. Holdings does not service the receivables after the sales.
     The sales of receivables were accounted for as a sale and were removed from the balance sheet at the time of the sales. The costs of the sales were discounts deducted by the factoring companies. These costs were $1.3 million and $0.7 million for the three months ended September 30, 2011 and 2010, respectively. These costs were $0.5 million during the Predecessor period January 1, 2011 through January 25, 2011 and $3.1 million for the Successor period from the UCI Acquisition date through September 30, 2011, for a total of $3.6 million for the combined nine months ended September 30, 2011. These costs

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
were $3.0 million for the nine months ended September 30, 2010. These costs are recorded in the consolidated income statements in “Miscellaneous, net.”
NOTE 5 — INVENTORIES
     The components of inventories were as follows (in millions):

	Successor	Predecessor
	September 30,	December 31,
	2011	2010
Raw materials	$56.4	$56.7
Work in process	22.3	26.3
Finished products	85.4	77.3
Valuations reserves	(1.2)	(16.1)

	$162.9	$144.2

     Holdings determined the fair value of acquired inventories in accordance with ASC 805, “Business Combinations” resulting in an increase of $16.4 million over the historical carrying value of acquired inventories at the time of the UCI Acquisition. The increase of $16.4 million was fully recognized in the Successor’s cost of sales by June 30, 2011. During the Successor’s three months ended September 30, 2011, there were no such additional charges to cost of sales.
NOTE 6 — RESTRICTED CASH
     At December 31, 2010, UCI International had posted $16.3 million of cash to collateralize certain letters of credit outstanding. The cash collateral totaling $16.3 million is recorded as “Restricted cash” as a component of current assets on the balance sheet at December 31, 2010. This cash was invested in highly liquid, high quality government securities and was not available for general operating purposes as long as the letters of credit remained outstanding or until alternative collateral was posted. In connection with entering into the Senior Secured Credit Facilities (as defined in Note 10), the letters of credit were replaced by letters of credit issued under the Senior Secured Revolving Facility (as defined in Note 10) and the cash collateral was released and became available for general corporate purposes.
NOTE 7 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
     Accrued expenses and other current liabilities consisted of the following (in millions):

	Successor	Predecessor
	September 30,	December 31,
	2011	2010
Salaries and wages	$3.0	$3.1
Bonuses and profit sharing	5.7	8.5
Vacation pay	4.4	4.4
Product returns	55.9	53.7
Rebates, credits and discounts due customers	13.6	17.4
Insurance	9.6	11.0
Taxes payable	9.9	7.1
Interest	4.6	2.0
Accrued litigation	—	11.7
Other	10.6	12.4

	$117.3	$131.3

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 8 — PRODUCT RETURNS LIABILITY
     The liability for product returns is included in “Accrued expenses and other current liabilities.” This liability includes accruals for estimated parts returned under warranty and for parts returned because of customer excess quantities. Holdings provides warranties for its products’ performance. Warranty periods vary by part. In addition to returns under warranty, Holdings allows its customers to return quantities of parts that the customer determines to be in excess of its current needs. Customer rights to return excess quantities vary by customer and by product category. Generally, these returns are contractually limited to 3% to 5% of the customer’s purchases in the preceding year. While Holdings does not have a contractual obligation to accept excess quantity returns from all customers, common practice for Holdings and the industry is to accept periodic returns of excess quantities from on-going customers. If a customer elects to cease purchasing from Holdings and change to another vendor, it is industry practice for the new vendor, and not Holdings, to accept any inventory returns resulting from the vendor change and any subsequent inventory returns.
     Holdings’ management routinely monitors returns data and adjusts estimates based on this data.
     The fair value of the product returns liability assumed in the UCI Acquisition was unchanged from the historical carrying value. Changes in Holdings’ product returns accrual were as follows (in millions):

	Nine Months Ended September 30,
	2011	2010
Beginning of year	$53.7	$42.1
Cost of unsalvageable parts	(42.0)	(39.9)
Reduction to sales, net of salvage	44.2	48.6

End of period	$55.9	$50.8

NOTE 9 — PENSION
     The following are the components of net periodic pension expense (in millions):

	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Nine Months	January 1,	Nine Months
	Ended	Ended	Ended	2011 through	Ended
	September 30,	September 30,	September 30,	January 25,	September 30,
	2011	2010	2011	2011	2010
Service cost	$1.1	$1.1	$3.0	$0.4	$3.3
Interest cost	3.6	3.3	9.4	1.1	10.0
Expected return on plan assets	(3.7)	(3.7)	(9.9)	(1.2)	(11.0)
Amortization of prior service costs and unrecognized loss	—	0.3	—	0.2	0.7
Curtailment and settlement loss recognized	—	—	0.2	—	0.5

	$1.0	$1.0	$2.7	$0.5	$3.5

     During the nine months ended September 30, 2011 and 2010, $0.2 million and $0.5 million, respectively, of curtailment and settlement losses related to headcount reductions at the Mexican subsidiaries were recorded.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 10 — DEBT
     Debt is summarized as follows (in millions):

	Successor	Predecessor
	September 30,	December 31,
	2011	2010
Senior Secured Term Loan Facility	$297.7	$—
Senior Notes	400.0	—
UCI International Senior PIK Notes	—	355.1
UCI 2010 Term Loan	—	423.9
UCI short-term borrowings	1.6	3.3
UCI capital lease obligations	1.2	0.7
Unamortized original issue discount	(1.3)	(8.5)

	699.2	774.5

Less:
UCI short-term borrowings	1.6	3.3
Current maturities	3.4	4.5

Long-term debt	$694.2	$766.7

Predecessor 2010 Credit Facility and Senior PIK Notes
     On September 23, 2010, UCI International and UCI entered into a credit facility, with UCI as borrower, and with UCI International and UCI’s domestic subsidiaries as guarantors (the “2010 Credit Facility”). The 2010 Credit Facility provided for borrowings of up to $500.0 million, which consisted of a term loan facility in an aggregate principal amount of $425.0 million (the “2010 Term Loan”), which was fully funded on the closing date of the 2010 Credit Facility, and a revolving credit facility in an aggregate principal amount of $75.0 million (the “2010 Revolving Credit Facility”), none of which was drawn on the closing date. The proceeds of the 2010 Term Loan were used to (i) repay existing borrowings under UCI’s senior credit facility term loan (the “2006 Credit Facility”), (ii) redeem UCI’s existing 9 3/8% senior subordinated notes (“Previously Outstanding Subordinated Notes”) and (iii) pay transaction costs.
     In connection with the UCI Acquisition, the outstanding principal balance of the 2010 Term Loan of $423.9 million was repaid and the 2010 Credit Facility was terminated. In addition, UCI International (i) purchased $315.0 million aggregate principal amount of the Floating Rate Senior PIK Notes (the “Senior PIK Notes”) pursuant to a tender offer commenced on January 5, 2011, (ii) called for redemption any of the Senior PIK Notes that were not purchased as of the time of the UCI Acquisition and (iii) deposited $41.2 million for the satisfaction and discharge of such remaining Senior PIK Notes with the trustee under the indenture for the Senior PIK Notes. The redemption of the remaining Senior PIK Notes was completed on February 25, 2011.
UCI Acquisition Financing
     On January 26, 2011, UCI International entered into a $375 million senior secured credit facilities agreement (the “Senior Secured Credit Facilities”) comprising a $300 million senior secured term loan facility (the “Senior Secured Term Loan Facility”) and a $75 million senior secured revolving facility (the “Senior Secured Revolving Facility”). Availability under the Senior Secured Revolving Facility was reduced at closing by $16.3 million representing certain letters of credit issued at the closing of the Senior Secured Credit Facilities. Also on January 26, 2011, $400 million aggregate principal amount of 8.625% Senior Notes due 2019 (the “Senior Notes”) and guarantees thereof were issued.
UCI Short-term Borrowings
     Certain of UCI International’s Chinese and Spanish subsidiaries have secured local credit facilities. The Chinese local credit facilities consist of a U.S. Dollar denominated line of credit with a maximum borrowing limit of $3.1 million (CNY 20 million) and a Chinese Yuan denominated line of credit with a maximum borrowing limit of CNY20 million ($3.1 million at September 30, 2011). The Chinese local credit facilities are secured by certain accounts receivable and buildings. The

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
Spanish local credit facilities consist of a Euro denominated revolving credit facility with a borrowing limit of €2.7 million ($3.7 million at September 30, 2011). The Spanish local credit facilities are collateralized by certain accounts receivable related to the amounts financed.
     At September 30, 2011, short-term borrowings included $1.6 million under the Chinese subsidiaries’ credit facility. At December 31, 2010, short-term borrowings included $3.3 million of the Chinese subsidiaries’ notes payable to foreign credit institutions. At September 30, 2011, the interest on the Chinese subsidiaries’ line of credit was 7.9%. At December 31, 2010, the interest rate on the Chinese subsidiaries’ note payable was 3.1% on the U.S. Dollar denominated borrowing and 5.6% on the Chinese Yuan denominated borrowing.
Letters of Credit
     At September 30, 2011, letters of credit issued under the Senior Secured Revolving Facility totaled $9.9 million, which reduced the availability under the Senior Secured Revolving Facility to $65.1 million. At June 30, 2011, letters of credit outstanding included a letter of credit in the amount of $12.9 million in order to appeal the patent litigation discussed in Note 12 — Contingencies — Patent Litigation. As discussed in Note 12 — Contingencies — Patent Litigation, the patent litigation was settled on July 18, 2011. As a result, the $12.9 million letter of credit was returned and cancelled upon payment of the cash settlement in the third quarter of 2011. During the third quarter of 2011, an additional letter of credit in the amount of $1.0 million was issued as security for the Holdings’ workers’ compensation insurance program.
Future Repayments
     Below is a schedule of required future repayments of all debt outstanding on September 30, 2011 (in millions).

Remainder of 2011	$0.9
2012	4.9
2013	3.2
2014	3.2
2015	3.1
Thereafter	685.2

$700.5

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
Interest Expense, Net
     The following table provides the detail of net interest expense for the respective periods (in millions). No interest was capitalized during the nine months ended September 30, 2011 and 2010.

	Successor	Predecessor	Successor	Predecessor
				January 1,
	Three Months	Three Months	Nine Months	2011	Nine Months
	Ended	Ended	Ended	through	Ended
	September 30,	September 30,	September 30,	January 25,	September 30,
	2011	2010	2011	2011	2010
Interest expense
Senior Secured Term Loan Facility	$4.2	$—	$11.3	$—	$—
Senior Notes	8.7	—	23.7	—	—
UCI International Senior PIK Notes	—	7.9	—	2.4	23.1
UCI 2010 Term Loan	—	—	—	1.9	—
UCI 2006 Credit Facility	—	1.6	—	—	3.7
UCI Previously Outstanding Subordinated Notes	—	4.9	—	—	15.7
Other	0.5	0.1	1.1	0.1	0.2
Amortization
Debt issue costs
Senior Secured Term Loan Facility	0.3	—	0.7	—	—
Senior Secured Revolving Facility	0.1	—	0.3	—	—
Senior Notes	0.3	—	0.7	—	—
UCI International Senior PIK Notes	—	0.1	—	—	0.3
UCI 2010 Term Loan	—	—	—	0.1	—
UCI 2006 Credit Facility	—	0.1	—	—	0.3
UCI Previously Outstanding Subordinated Notes	—	—	—	—	—
Original issue discounts	—	0.5	0.2	0.2	1.6

Total interest expense	14.1	15.2	38.0	4.7	44.9
Interest income	(0.1)	(0.1)	(0.2)	—	(0.1)

Interest expense, net	$14.0	$15.1	$37.8	$4.7	$44.8

NOTE 11 — INCOME TAXES
     Holdings recorded income tax expense of $10.0 million during the three months ended September 30, 2011, which represents an effective tax rate of 83.3% in relation to pre-tax income of $12.0 million. See the reconciliation of income taxes computed at the United States Federal statutory rate to income tax expense below. During the three months ended September 30, 2011, UCI’s Spanish subsidiary paid a dividend of approximately $5.3 million to UCI. No deferred income taxes had been previously recorded for unremitted earnings of the Spanish subsidiary due to previous conclusions that the earnings would be permanently reinvested. Due to the dividend distribution, Holdings provided income tax expense related to the U.S. consequences of the dividend distribution and the foreign withholding taxes totaling $2.2 million. Based upon an updated analysis that concluded that additional distributions are likely in the foreseeable future, Holdings provided deferred income taxes totaling $2.7 million on the remaining unremitted earnings of the Spanish subsidiary during the three months ended September 30, 2011. Excluding the impact of the income tax consequences of the Spanish subsidiary, income tax expense was $5.1 million, which represents an adjusted effective tax rate of 42.5%. The adjusted effective tax rate of 42.5% for the three months ended September 30, 2011 differs from the U.S. federal statutory rate principally due to state income taxes and certain merger and acquisition costs not being deductible for U.S. federal income tax purposes.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
     A reconciliation of income taxes computed at the United States Federal statutory rate to income tax expense follows (in millions):

	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Nine Months	January 1,	Nine Months
	Ended	Ended	Ended	2011 through	Ended
	September 30,	September 30,	September 30,	January 25,	September 30,
	2011	2010	2011	2011	2010
Income (loss) before income taxes	$12.0	$6.8	$(10.4)	$(41.9)	$32.8

Income tax expense (benefit) at U.S. Federal statutory rate	$4.2	$2.4	$(3.6)	$(14.7)	$11.5
Federal income tax expense related to change in permanently reinvested status of earnings of foreign subsidiaries	2.7	—	2.7	—	—
U.S. Federal and foreign withholding tax on dividend from foreign subsidiary	2.2	—	2.2	—	—
State income taxes, net of Federal income tax benefit	0.6	0.5	0.5	(0.7)	0.9
Other	0.3	(0.5)	0.1	1.4	0.5

Income tax expense (benefit)	$10.0	$2.4	$1.9	$(14.0)	$12.9

NOTE 12 — CONTINGENCIES
Insurance Reserves
     Holdings purchases insurance policies for workers’ compensation, automobile and product and general liability. These policies include high deductibles for which Holdings is responsible. These deductibles are estimated and recorded as expenses in the period incurred. Estimates of these expenses are updated each quarter and are adjusted accordingly. These estimates are subject to substantial uncertainty because of several factors that are difficult to predict, including actual claims experience, regulatory changes, litigation trends and changes in inflation. Estimated unpaid losses for which Holdings is responsible are included in the balance sheet in “Accrued expenses and other current liabilities.”
Environmental
     Holdings is subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. UCI International or its predecessors have been identified as a potentially responsible party, or is otherwise currently responsible, for contamination at five sites. One of these sites is a former facility in Edison, New Jersey (the “New Jersey Site”), where a state agency has ordered UCI International to continue with the monitoring and investigation of chlorinated solvent contamination. The New Jersey Site has been the subject of litigation to determine whether a neighboring facility was responsible for contamination discovered at the New Jersey Site. A judgment has been rendered in that litigation to the effect that the neighboring facility is not responsible for the contamination. UCI International is analyzing what further investigation and remediation, if any, may be required at the New Jersey Site. UCI International is also responsible for a portion of chlorinated solvent contamination at a previously owned site in Solano County, California (the “California Site”), where UCI International, at the request of the regional water board, is investigating and analyzing the nature and extent of the contamination and is conducting some remediation. Based on currently available information, management believes that the cost of the ultimate outcome of the environmental matters related to the New Jersey Site and the California Site will not exceed the $0.9 million accrued at September 30, 2011 by a material amount, if at all. However, because all investigation and analysis has not yet been completed and due to the inherent uncertainty in such environmental matters, it is possible that the ultimate outcome of these matters could have a material adverse effect on the financial results for a single quarter.
     In addition to the two matters discussed above, UCI International or its predecessors have been named as a potentially responsible party at a third-party waste disposal site in Calvert City, Kentucky (the “Kentucky Site”). UCI International estimates settlement costs at $0.1 million for this site. Also, UCI International is involved in regulated remediation at two of its manufacturing sites (the “Manufacturing Sites”). The combined cost of the remaining remediation at such Manufacturing Sites is $0.1 million. In addition, UCI International is party to remedy plan for an EPA Superfund site in Maryville,

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
Wisconsin (“Wisconsin Site”) related to hazardous and other waste disposal. Based upon the settlement agreement, UCI International estimates its settlement cost at less than $0.1 million. UCI International anticipates that the majority of the $0.3 million reserved for settlement and remediation costs will be spent in the next year. To date, the expenditures related to the Kentucky Site, the Manufacturing Sites and Wisconsin Site have been immaterial.
Antitrust Litigation
     Starting in 2008, UCI and its wholly owned subsidiary, Champion Laboratories, Inc., (“Champion”), were named as defendants in numerous antitrust complaints originally filed in courts around the country. The complaints allege that several defendant filter manufacturers engaged in price fixing for aftermarket automotive filters in violation of Section 1 of the Sherman Act and/or state law. Some of these complaints are putative class actions on behalf of all persons that purchased aftermarket filters in the U.S. directly from the defendants, from 1999 to the present. Others are putative class actions on behalf of all persons who acquired indirectly aftermarket filters manufactured and/or distributed by one or more of the defendants, from 1999 to the present. The complaints seek treble damages, an injunction against future violations, costs and attorney’s fees.
     On August 18, 2008, the Judicial Panel on Multidistrict Litigation, (“JPML”), transferred these cases to the United States District Court for the Northern District of Illinois for coordinated and consolidated pretrial proceedings.
     On November 26, 2008, the direct purchaser plaintiffs filed a Consolidated Amended Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is a putative class action and alleges violations of Section 1 of the Sherman Act in connection with the sale of light duty (i.e., automotive and light truck) oil, air and fuel filters for sale in the aftermarket. The direct purchaser plaintiffs seek treble damages, an injunction against future violations, costs and attorney’s fees.
     On February 24, 2011, the indirect purchaser plaintiffs filed a Fourth Amended Consolidated Indirect Purchaser Complaint. This complaint names Champion as one of multiple defendants, but it does not name UCI. The complaint is a putative class action and alleges violations of Section 1 of the Sherman Act and violations of state antitrust, consumer protection and unfair competition law related to the sale of replacement motor vehicle oil, fuel and engine air filters. The indirect purchaser plaintiffs seek treble damages, penalties and punitive damages where available, an injunction against future violations, disgorgement of profits, costs and attorneys’ fees. Champion’s answer to the third amended complaint was filed on March 25, 2011.
     On January 12, 2009, Champion, but not UCI, was named as one of ten defendants in a related action filed in the Superior Court of California, for the County of Los Angeles on behalf of a purported class of direct and indirect purchasers of aftermarket filters. This case has been removed to federal court and transferred to the Northern District of Illinois for coordinated pre-trial proceedings. On February 25, 2010, the California plaintiffs filed an amended complaint on behalf of a putative class of operators of service stations in California who indirectly purchased for resale oil, air, transmission, and fuel filters from defendants.
     In 2008, the Office of the Attorney General for the State of Florida issued Antitrust Civil Investigative Demands to Champion and UCI requesting documents and information related to the sale of oil, air, fuel and transmission filters. On April 16, 2009, the Florida Attorney General filed a complaint against Champion and eight other defendants in the Northern District of Illinois. The complaint alleges violations of Section 1 of the Sherman Act and Florida law related to the sale of aftermarket filters. The complaint asserts direct and indirect purchaser claims on behalf of Florida governmental entities and Florida consumers. It seeks treble damages, penalties, fees, costs and an injunction. The Florida Attorney General action is being coordinated with the rest of the filters cases pending in the Northern District of Illinois.
     On August 9, 2010, the County of Suffolk, New York, filed a related complaint in the United States District Court for the Eastern District of New York against Champion and eight other defendants on behalf of a purported class of indirect aftermarket filter purchasers consisting of towns, counties, villages, police, fire and sanitation departments and municipalities throughout the United States. The complaint alleges violations of Section 1 of the Sherman Act and New York’s Donnelly Act. The JPML transferred this case to the Northern District of Illinois for coordinated pre-trial proceedings. On April 5, 2011 the parties filed a stipulation dismissing this action without prejudice.
     The parties substantially completed their production of documents on or around September 20, 2010. Depositions began in December 2010. Following the completion of depositions, the court will set a schedule for class certification briefing.
     On December 21, 2009, William G. Burch filed a related complaint under seal in the United States District Court for the Northern District of Oklahoma against Champion and other defendants on behalf of the United States pursuant to the False Claims Act. On June 10, 2010, the United States filed a Notice of the United States’ Election to Decline Intervention. On June 17, 2010, the court ordered the complaint unsealed and directed Mr. Burch to serve it on the defendants which he has

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
done. The JPML transferred this action to the Northern District of Illinois for coordinated pre-trial proceedings with the other aftermarket filters matters pending there. Mr. Burch filed a First Amendment complaint there on November 24, 2010 raising claims under the federal False Claims Act, and similar acts of nineteen states and the District of Columbia.
     On April 14, 2011, the court entered a 90-day stay of all proceedings in all actions consolidated in the Northern District of Illinois by the JPML. The parties to these consolidated actions jointly requested this stay in light of a pending criminal investigation by the United States Attorney’s Office of the Eastern District of Pennsylvania into evidence and statements related to William G. Burch. On June 21, 2011, the United States Attorney’s Office of the Eastern District of Pennsylvania charged William G. Burch with knowingly and willfully making false and fraudulent statements to the Antitrust Division of the Department of Justice with the intent to impede the Antitrust Division’s investigation. On June 29, 2011, William G. Burch pleaded guilty to these charges and on October 26, 2011, he was sentenced to a prison term of 24 months as well as fines and restitution to the United States of approximately $0.1 million. On July 14, 2011, at the request of the parties to the consolidated actions, the court extended the stay until August 23, 2011. On August 17, 2011, Champion and other defendants in the consolidated proceedings moved to exclude from evidence in the consolidated proceedings certain evidence and testimony that the class action and Florida plaintiffs obtained from William G. Burch. At a hearing on August 23, 2011, the court continued the stay pending briefing on defendants’ motions. Following additional briefing on the motions to exclude this evidence and testimony by all parties, at a hearing on October 12, 2011, the court took the motions under advisement and continued the stay until a hearing on all motions to be held on January 20, 2012.
     Champion, but not UCI, was also named as one of five defendants in a class action filed in Quebec, Canada in 2008. This action alleges conspiracy violations under the Canadian Competition Act and violations of the obligation to act in good faith related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the five defendants in the amount of C$5 million in compensatory damages and C$1 million in punitive damages. The plaintiff is seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.
     Champion, but not UCI, was also named as one of 14 defendants in a class action filed in Ontario, Canada in 2008. This action alleges civil conspiracy, intentional interference with economic interests, and conspiracy violations under the Canadian Competition Act related to the sale of aftermarket filters. The plaintiff seeks joint and several liability against the 14 defendants in the amount of C$150 million in general damages and C$15 million in punitive damages. The plaintiff is also seeking authorization to have the matter proceed as a class proceeding, which motion has not yet been ruled on.
     On June 10, 2010, the Office of the Attorney General for the State of Washington issued an Antitrust Civil Investigative Demand to Champion requesting documents and information related to the sale of oil, air, fuel and transmission filters. Champion is cooperating with the Attorney General’s requests.
     The Antitrust Division of the Department of Justice (DOJ) investigated the allegations raised in these suits and certain current and former employees of the defendants, including Champion, testified pursuant to subpoenas. On January 21, 2010, DOJ sent a letter to counsel for Champion stating that “the Antitrust Division’s investigation into possible collusion in the replacement auto filters industry is now officially closed.”
     We intend to vigorously defend against these claims. No amounts have been reserved in our financial statements for these matters, as management does not believe a loss is probable. During the Successor period nine months ended September 30, 2011 and the Predecessor periods January 1, 2011 through January 25, 2011 and nine months ended September 30, 2010, we incurred $3.7 million, $0.8 million and $5.4 million, respectively, defending against these claims. These amounts are included in the interim unaudited condensed consolidated income statements in “General and administrative expenses.”
Value-added Tax Receivable
     Holdings’ Mexican operation has outstanding receivables denominated in Mexican pesos in the amount of $2.0 million, net of allowances, from the Mexican Department of Finance and Public Credit. The receivables relate to refunds of Mexican value-added tax, to which UCI International believes it is entitled in the ordinary course of business. The local Mexican tax authorities have rejected UCI International’s claims for these refunds, and UCI International has commenced litigation in the regional federal administrative and tax courts to order the local tax authorities to process these refunds.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
Patent Litigation
     Champion was a defendant in litigation with Parker-Hannifin Corporation (“Parker-Hannifin”) pursuant to which Parker-Hannifin claimed that certain of Champion’s products infringe a Parker-Hannifin patent. On December 11, 2009, following trial, a jury verdict was reached, finding in favor of Parker-Hannifin with damages of approximately $6.5 million. On May 3, 2010, the court entered a partial judgment in this matter, awarding Parker-Hannifin $6.5 million in damages and a permanent injunction. Both parties filed post-trial motions. Parker-Hannifin sought treble damages and attorneys’ fees. Champion sought a judgment as a matter of law on the issues of infringement and patent invalidity. On March 17, 2011, the court issued an order denying Champion’s motion for a judgment at law and awarding Parker-Hannifin an additional $3.3 million in damages plus attorneys’ fees, originally estimated to be approximately $1.5 million and later revised to record an additional $0.5 million provision. Given that this litigation existed at the date of the UCI Acquisition, the additional $0.5 million provision was recorded in the Predecessor income statement for the period January 1, 2011 through January 25, 2011. On April 15, 2011, Champion appealed the court order and the appeals court subsequently ordered the parties to enter into court-sponsored mediation. On July 18, 2011, Champion and Parker-Hannifin reached a settlement of this litigation, as well as other disputes between the companies. The settlement includes the payment of $9.0 million by Champion to Parker-Hannifin, $0.5 million in discounts granted to Champion for future purchases by Champion of Parker-Hannifin products, and the dismissal with prejudice of this case and certain other cases between the companies. Champion made the $9.0 million payment during the three months ended September 30, 2011. During the nine months ended September 30, 2011, Champion incurred post-trial costs of $0.4 million. During the nine months ended September 30, 2010, Champion incurred post-trial costs of $1.0 million. These costs are included in the interim unaudited condensed consolidated income statements in “Patent litigation costs”.
     In order to appeal the judgment in this matter, UCI International posted a letter of credit in the amount of $7.4 million during 2010 and an additional letter of credit in the amount of $5.5 million in the second quarter of 2011 bringing the total letters of credit to $12.9 million. The letters of credit were canceled upon payment of the settlement during the three months ended September 30, 2011.
     Champion initially recorded an $11.8 million liability for this matter in the preliminary purchase price allocation based upon the best information that was available at that time. Based upon the new information gained during the measurement period resulting from the settlement discussed above, the preliminary purchase price allocation was adjusted to reduce the liability for this matter. See additional discussion of the reconciliation of the preliminary purchase price allocation to the revised allocation in Note 2 — Acquisition of UCI International, Inc.
Other Litigation
     Holdings is subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, Holdings believes that the outcome of any currently existing proceedings, even if determined adversely, would not have a material adverse effect on Holdings’ financial condition or results of operations.
NOTE 13 — RELATED PARTY TRANSACTIONS
     Holdings has entered into agreements of indemnification for the benefit of the directors and officers of certain subsidiaries of Holdings, including UCI International and the guarantors of the Senior Notes.
Rank Group
     The immediate parent of Holdings is UCI Holdings (No. 1) Limited and the ultimate controlling entity is UCI Holdings (No. 2) Limited. The ultimate sole shareholder of Holdings is Mr. Graeme Hart. During the nine months ended September 30, 2011, Rank Group, an entity under the common ultimate control of Mr. Hart, incurred on behalf of Holdings third party professional fees and expenses associated with the UCI Acquisition and related acquisition financing and accounting fees totaling approximately $17.7 million, which were then charged to Holdings. As of September 30, 2011, $5.4 million remained unsettled and were included in the related party payable on the condensed consolidated balance sheet. These amounts are expected to be settled in the next twelve months.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
Autoparts Holdings Limited
     On July 29, 2011, Autoparts Holdings Limited (“Autoparts Holdings”), an affiliate of Rank Group and ultimately owned by our strategic owner, Mr. Hart, completed the acquisition of the automotive consumer products group of Honeywell International, Inc. (“FRAM Group”). Although Holdings and Autoparts Holdings are separate legal entities, both are under the common control of Mr. Hart. In addition, UCI International and FRAM Group are operated by a common senior management team.
     On July 29, 2011, UCI International entered into a Joint Services Agreement with Autoparts Holdings. Under the agreement, UCI International and Autoparts Holdings each agreed to purchase certain administrative services from the other party. The agreement has an initial term of one year that will be automatically renewed for an additional one year period unless either party gives written notice to the other party of non-renewal no later than ninety days prior to the end of the initial term or renewal term, as applicable. The agreement may be terminated without cause by either party upon 120 days’ advance written notice to the other party. The agreement may also be terminated for breach or termination of affiliation. The agreement contains representations, warranties and indemnity obligations customary for agreements of this type. During the nine months ended September 30, 2011, Autoparts Holdings charged UCI International a net $0.1 million for services rendered pursuant to this agreement. As of September 30, 2011, UCI International had a payable to Autoparts Holdings of $0.1 million.
     The UCI International and FRAM Group businesses each include filtration products. As a result, opportunities exist to integrate the two filtration businesses as well as to consolidate a number of administrative functions to reduce the costs of the respective companies. As part of an overall plan to integrate and consolidate filtration manufacturing operations, on August 11, 2011, FRAM Group announced that it will cease operating at two locations and integrate those operations into other FRAM Group and UCI International filtration manufacturing locations. The plant closings are expected to occur in the fourth quarter of 2011 and the second quarter of 2012. UCI International and FRAM Group will continue to maintain their own customer relationships and will continue to supply their existing customers. Where FRAM Group production is relocated to UCI International filtration manufacturing locations, UCI International will manufacture and supply product to FRAM Group in order to meet its customer orders. Sourcing agreements will be negotiated on an arms’-length basis and entered into by UCI International and FRAM Group to document the terms of the sale of product between the two related businesses.
     In connection with these actions, certain equipment will be relocated to the recipient plant locations. Where operations are relocated from a FRAM Group location to a UCI International location, UCI International will purchase the equipment on an arms’-length basis from FRAM Group and incur costs for installation at such locations.
     During the nine months ended September 30, 2011, Holdings incurred costs of $3.9 million for costs related to the integration of the filtration business of UCI International and FRAM Group. Holdings charged FRAM Group $1.9 million during the nine months ended September 30, 2011 for FRAM Group’s share of the costs. As of September 30, 2011, the $1.9 million remained unpaid and is included in the related party receivable on the condensed consolidated balance sheet. The amounts are to repaid based upon standard and customary payment terms.
     As of September 30, 2011, UCI (Shanghai) has a payable of $0.6 million to FRAM Group related to ongoing operations between UCI (Shanghai) and FRAM Group for activity during the nine months ended September 30, 2011. The payable is included in the related party payable on the condensed consolidated balance sheet.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 14 — GEOGRAPHIC INFORMATION
     Net sales by country were as follows (in millions):

	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Nine Months	January 1,	Nine Months
	Ended	Ended	Ended	2011 through	Ended
	September 30,	September 30,	September 30,	January 25,	September 30,
	2011	2010	2011	2011	2010
United States	$212.4	$205.7	$566.2	$67.4	$601.9
Canada	9.2	7.9	22.8	2.6	23.6
Mexico	6.3	5.2	17.9	2.4	17.2
United Kingdom	4.3	3.8	10.5	1.0	11.1
France	3.6	2.7	9.7	1.2	8.1
Germany	2.1	2.0	5.5	0.5	5.1
Spain	1.4	1.2	3.8	0.5	3.4
China	2.3	1.7	4.2	0.2	3.9
Other	12.6	11.3	32.3	3.0	33.7

	$254.2	$241.5	$672.9	$78.8	$708.0

     Net long-lived assets by country were as follows (in millions):

	Successor	Predecessor
	September 30,	December 31,
	2011	2010
United States	$836.3	$181.0
China	42.4	24.9
Mexico	12.9	6.5
Spain	22.4	2.7
Other	1.4	—
Goodwill	—	241.5

	$915.4	$456.6

NOTE 15 — STOCK-BASED COMPENSATION
     Prior to the UCI Acquisition, UCI International maintained an equity incentive plan, which permitted the granting of options to purchase shares of common stock of UCI International to its employees, directors, and consultants, as well as the granting of restricted shares of UCI International common stock. Options vested over an eight year period, and could accelerate in the event of certain changes in control. The shares of restricted stock vested only upon a change in control of UCI International. As a result of the UCI Acquisition discussed in Note 2, the remaining unvested stock options and restricted stock became vested and the plan was terminated.
     At December 31, 2010, there was $0.5 million of unrecognized compensation cost relating to outstanding unvested stock options. As a result of the change in control resulting from the UCI Acquisition discussed in Note 2, the remaining unvested stock options became vested. This cost was recognized by UCI International as the Predecessor in January 2011. Compensation expense of approximately $13.2 million, which was equal to the fair value of the restricted stock at the date of the UCI Acquisition, was recognized by UCI International in the Predecessor period January 1, 2011 through January 25, 2011.
     In addition, UCI International incurred approximately $1.4 million of non-recurring costs associated with the stock-based compensation expense in the Predecessor period of January 1, 2011 through January 25, 2011.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 16 — FAIR VALUE ACCOUNTING
     The accounting guidance on fair value measurements uses the term “inputs” to broadly refer to the assumptions used in estimating fair values. It distinguishes between (i) assumptions based on market data obtained from independent third party sources (“observable inputs”) and (ii) Holdings’ assumptions based on the best information available (“unobservable inputs”). The accounting guidance requires that fair value valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy consists of the three broad levels listed below. The highest priority is given to Level 1, and the lowest is given to Level 3.

Level 1 —	Quoted market prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3 —	Unobservable inputs developed using Holdings’ estimates and assumptions, which reflect those that market participants would use when valuing an asset or liability
     The determination of where an asset or liability falls in the hierarchy requires significant judgment.
Assets measured at fair value on a nonrecurring basis
     During the nine months ended September 30, 2011 and 2010, no assets were adjusted to their fair values on a nonrecurring basis except for the impact of purchase accounting (see Note 2).
Fair value of financial instruments
     Cash and cash equivalents - The carrying amount of cash equivalents approximates fair value because the original maturity was less than 90 days.
     Trade accounts receivable - The carrying amount of trade receivables approximates fair value because of their short outstanding terms.
     Trade accounts payable - The carrying amount of trade payables approximates fair value because of their short outstanding terms.
     Short-term borrowings - The carrying value of these borrowings equals fair value because their interest rates reflect current market rates.
     Long-term debt - The fair value of the Senior Notes at September 30, 2011 was $372.0 million. The estimated fair value of these notes was based on recent trades, as reported by a third party bond pricing service. Due to the infrequency of trades of these notes, these inputs are considered to be Level 2 inputs.
     The fair value of the Senior Secured Term Loan Facility at September 30, 2011 was $295.5 million. The estimated fair value of borrowings under the Senior Secured Term Loan Facility was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.
     The fair value of the Senior PIK Notes at December 31, 2010 was $352.9 million. The estimated fair value of these notes was based on the bid/ask prices, as reported by a third party bond pricing service. Due to the infrequency of trades, this input is considered to be a Level 2 input.
     The fair value of the $423.9 million of term loan borrowings under the 2010 Credit Facility at December 31, 2010 was $428.7 million. The estimated fair value of borrowings under the UCI 2010 Term Loan was based on information provided by an independent third party who participates in the trading market for debt similar to the term loan. Due to the infrequency of trades, this input is considered to be a Level 2 input.
     Swaption - The estimated fair value of the swaption was approximately zero and $1.0 million at September 30, 2011 and December 31, 2010, respectively. The estimated fair value of the swaption was based on information provided by an independent third party who participates in the trading market for financial instruments similar to the swaption. Due to the infrequency of trades, this input is considered to be a Level 2 input.

UCI Holdings Limited and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 17 — OTHER INFORMATION
     Cash payments for interest and income taxes (net of refunds) were as follows (in millions):

	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Nine Months	January 1,	Nine Months
	Ended	Ended	Ended	2011 through	Ended
	September 30,	September 30,	September 30,	January 25,	September 30,
	2011	2010	2011	2011	2010
Interest	$23.7	$7.5	$35.4	$2.7	$20.2
Income taxes (net of refunds)	$0.5	$6.1	$2.2	$0.3	$10.0
     Cash payments for interest in the nine months ended September 30, 2011 by the Successor were $35.3 million, which included $3.9 million of interest on the Senior PIK Notes that accrued from December 15, 2010, the last date that interest was paid through issuance of new Senior PIK Notes.
     Holdings places its cash investments with a relatively small number of high quality financial institutions. Substantially all of the cash and cash equivalents, including foreign cash balances at September 30, 2011 and December 31, 2010, were uninsured. Foreign cash balances at September 30, 2011 and December 31, 2010 were $7.6 million and $9.4 million, respectively.
     Holdings sells vehicle parts to a wide base of customers primarily in the automotive aftermarket. Holdings has outstanding receivables owed by these customers and to date has experienced no significant collection problems. Sales to a single customer, AutoZone, approximated 31% of total net sales for both the nine months ended September 30, 2011 and 2010, respectively. No other customer accounted for more than 10% of total net sales for the nine months ended September 30, 2011 and 2010.
     At September 30, 2011, there were 1,001 ordinary shares of Holdings authorized, issued and outstanding.
     During the nine months ended September 30, 2011, Holdings entered into leases accounted for as capital leases. The capitalized lease asset and capitalized leased obligation was $0.7 million at the inception of the leases.
NOTE 18 — GUARANTOR AND NON-GUARANTOR FINANCIAL STATEMENTS
     Certain of Holdings’ subsidiaries have guaranteed UCI International’s obligations under the Senior Notes. Certain of Holdings’ subsidiaries have entered into guarantee and security arrangements in respect of UCI International’s indebtedness described in Note 10.
     The condensed financial information for the Successor that follows includes condensed financial statements for (a) Holdings, which is the parent of UCI International and a guarantor of the Senior Notes, (b) UCI International, which is the issuer of the Senior Notes and borrower under the Senior Secured Credit Facilities, (c) certain of the domestic subsidiaries, which guarantee the Senior Notes and borrowings under the Senior Secured Credit Facilities (the “Guarantor Subsidiaries”), (d) the foreign subsidiaries and certain domestic subsidiaries which do not guarantee the Senior Notes and borrowings under the Senior Secured Credit Facilities (the “Non-Guarantor Subsidiaries”), and (e) consolidated Holdings. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions. The allocation of goodwill at September 30, 2011 between the Guarantor Subsidiaries and Non-Guarantor Subsidiaries has been prepared on a preliminary basis and will be finalized in conjunction with the finalization of the UCI Acquisition purchase price allocation.
     The condensed financial information for the Predecessor that follows includes condensed financial statements for (a) UCI International, which is the issuer of the Senior Notes and borrower under the Senior Secured Credit Facilities, (b) the Guarantor Subsidiaries, (c) the Non-Guarantor Subsidiaries, and (d) consolidated UCI International. Also included are consolidating entries, which principally consist of eliminations of investments in consolidated subsidiaries and intercompany balances and transactions.
     Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several.

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidating Balance Sheet
September 30, 2011
(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Assets
Current assets
Cash and cash equivalents	$47,057	$—	$—	$16	$39,170	$7,871
Intercompany receivables — current	—	(65,429)	—	23,479	25,137	16,813
Accounts receivable, net	276,328	—	—	—	255,209	21,119
Related party receivable	1,948	—	—	—	1,948	—
Inventories, net	162,911	—	—	—	134,982	27,929
Deferred tax assets	34,752	—	—	2,308	32,451	(7)
Other current assets	16,409	—	—	142	8,991	7,276

Total current assets	539,405	(65,429)	—	25,945	497,888	81,001
Property, plant and equipment, net	151,382	—	—	—	111,284	40,098
Investment in subsidiaries	—	(1,114,154)	303,575	714,372	96,207	—
Goodwill	306,803	—	—	—	274,842	31,961
Other intangible assets, net	433,722	—	—	—	424,653	9,069
Intercompany receivables non-current	—	14,761	—	229,624	(244,385)	—
Deferred financing costs, net	20,764	—	—	20,764	—	—
Other long-term assets	2,768	—	—	—	1,615	1,153

Total assets	$1,454,844	$(1,164,822)	$303,575	$990,705	$1,162,104	$163,282

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	126,708	$—	$—	$—	$109,134	$17,574
Short-term borrowings	1,563	—	—	—	—	1,563
Current maturities of long-term debt	3,380	—	—	3,000	380	—
Related party payable	6,110	41	29	5,385	134	521
Intercompany payables — current	—	(65,502)		—	40,345	25,157
Accrued expenses and other current liabilities	117,271	30	—	4,640	105,879	6,722

Total current liabilities	255,032	(65,431)	29	13,025	255,872	51,537
Long-term debt, less current maturities	694,248	—	—	693,454	794	—
Pension and other postretirement liabilities	70,502	—	—	—	70,263	239
Deferred tax liabilities	129,103	—	—	(19,349)	142,836	5,616
Intercompany payables — non-current	—	14,763	—	—	(23,480)	8,717
Other long-term liabilities	2,413	—	—	—	1,447	966
Total shareholder’s equity	303,546	(1,114,154)	303,546	303,575	714,372	96,207

Total liabilities and shareholder’s equity	$1,454,844	$(1,164,822)	$303,575	$990,705	$1,162,104	$163,282

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidating Balance Sheet
December 31, 2010
(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Assets
Current assets
Cash and cash equivalents	$200,330	$—	$17	$190,865	$9,448
Accounts receivable, net	271,832	—	—	255,999	15,833
Inventories, net	144,156	—	—	117,996	26,160
Deferred tax assets	38,377	—	175	37,659	543
Restricted cash	16,290	—	—	16,290	—
Other current assets	17,663	—	84	8,531	9,048

Total current assets	688,648	—	276	627,340	61,032
Property, plant and equipment, net	135,060	—	—	102,307	32,753
Investment in subsidiaries	—	(400,182)	339,047	61,135	—
Goodwill	241,461	—	—	241,461	—
Other intangible assets, net	63,048	—	—	62,215	833
Deferred financing costs, net	9,937	—	951	8,986	—
Other long-term assets	7,103	—	—	5,600	1,503

Total assets	$1,145,257	$(400,182)	$340,274	$1,109,044	$96,121

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$115,159	$—	$—	$97,434	$17,725
Short-term borrowings	3,271	—	—	—	3,271
Current maturities of long-term debt	4,473	—	—	4,473	—
Accrued expenses and other current liabilities	131,331	—	4,234	120,806	6,291

Total current liabilities	254,234	—	4,234	222,713	27,287
Long-term debt, less current maturities	766,735	—	351,697	415,038	—
Pension and other postretirement liabilities	87,040	—	—	86,159	881
Deferred tax liabilities	8,975	—	59	8,485	431
Other long-term liabilities	4,636	—	—	3,853	783
Intercompany payables (receivables)	—		(39,353)	33,749	5,604
Total shareholders’ equity	23,637	(400,182)	23,637	339,047	61,135

Total liabilities and shareholders’ equity	$1,145,257	$(400,182)	$340,274	$1,109,044	$96,121

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidating Income Statement
Three Months Ended September 30, 2011
(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$254,245	$(29,207)	$—	$—	$240,793	$42,659
Cost of sales	191,044	(29,207)	—	—	184,402	35,849

Gross profit	63,201	—	—	—	56,391	6,810
Operating expenses
Selling and warehousing	(18,199)	—	—	—	(16,170)	(2,029)
General and administrative	(11,239)	—	—	(360)	(8,608)	(2,271)
Amortization of acquired intangible assets	(5,562)	—	—	—	(5,316)	(246)
Merger and acquisition costs	(234)	—	—	(234)	—	—
Retructuring costs, net	(233)	—	—	—	(159)	(74)
Patent litigation costs	(229)	—	—	—	(229)	—

Operating income (loss)	27,505	—	—	(594)	25,909	2,190
Other expense
Interest expense, net	(13,957)	—	—	(14,013)	(18)	74
Intercompany interest	—	—	—	5,568	(5,478)	(90)
Miscellaneous, net	(1,571)	—	—	—	(1,358)	(213)

Income (loss) before income taxes	11,977	—	—	(9,039)	19,055	1,961
Income tax (expense) benefit	(9,977)	—	—	7,695	(17,693)	21

Net income (loss) before equity in earnings of subsidiaries	2,000	—	—	(1,344)	1,362	1,982
Equity in earnings of subsidiaries	—	(7,326)	2,000	3,344	1,982	—

Net income (loss)	$2,000	$(7,326)	$2,000	$2,000	$3,344	$1,982

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidating Income Statement
Three Months Ended September 30, 2010
(in thousands)

	UCI		Issuer		Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Net sales	$241,494	$(22,387)	$—	$231,558	$32,323
Cost of sales	179,508	(22,387)	—	174,239	27,656

Gross profit	61,986	—	—	57,319	4,667
Operating expenses
Selling and warehousing	(15,256)	—	—	(13,560)	(1,696)
General and administrative	(13,869)	—	(1,588)	(11,148)	(1,133)
Amortization of acquired intangible assets	(1,275)	—	—	(1,275)	—
Retructuring costs, net	279	—	—	279	—
Stock-based compensation expense	(111)	—	—	(111)	—
Patent litigation costs	(4)	—	—	(4)	—

Operating income (loss)	31,750	—	(1,588)	31,500	1,838
Other income (expense)
Interest expense, net	(15,102)	—	(8,296)	(6,553)	(253)
Management fee expense	(500)	—	—	(665)	165
Loss on early extinguishment of debt	(8,662)	—	—	(8,662)	—
Miscellaneous, net	(733)	—	—	(733)	—

Income (loss) before income taxes	6,753	—	(9,884)	14,887	1,750
Income tax (expense) benefit	(2,383)	—	3,681	(6,093)	29

Net income (loss) before equity in earnings of subsidiaries	4,370	—	(6,203)	8,794	1,779
Equity in earnings of subsidiaries	—	(12,352)	10,573	1,779	—

Net income (loss)	$4,370	$(12,352)	$4,370	$10,573	$1,779

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidating Income Statement
Nine Months Ended September 30, 2011
(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net sales	$672,896	$(75,557)	$—	$—	$636,483	$111,970
Cost of sales	526,476	(75,557)	—	—	506,206	95,827

Gross profit	146,420	—	—	—	130,277	16,143
Operating expenses
Selling and warehousing	(48,503)	—	—	—	(43,435)	(5,068)
General and administrative	(33,012)	—	(30)	(3,684)	(25,664)	(3,634)
Amortization of acquired intangible assets	(14,831)	—	—	—	(14,177)	(654)
Merger and acquisition costs	(11,265)	—	—	(11,265)	—	—
Retructuring costs, net	(1,019)	—	—	—	(793)	(226)
Patent litigation costs	(365)	—	—	—	(365)	—

Operating income (loss)	37,425	—	(30)	(14,949)	45,843	6,561
Other expense
Interest expense, net	(37,780)	—	—	(37,925)	(41)	186
Intercompany interest	—	—	—	15,158	(14,921)	(237)
Debt commitment fees	(5,945)	—	—	(5,945)	—	—
Miscellaneous, net	(4,070)	—	—	—	(3,857)	(213)

Income (loss) before income taxes	(10,370)	—	(30)	(43,661)	27,024	6,297
Income tax (expense) benefit	(1,919)	—	—	14,973	(16,127)	(765)

Net income (loss) before equity in earnings of subsidiaries	(12,289)	—	(30)	(28,688)	10,897	5,532
Equity in earnings of subsidiaries	—	(9,702)	(12,259)	16,429	5,532	—

Net income (loss)	$(12,289)	$(9,702)	$(12,289)	$(12,259)	$16,429	$5,532

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidating Income Statement
January 1, 2011 Through January 25, 2011
(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Net sales	$78,842	$(9,872)	$—	$75,222	$13,492
Cost of sales	60,296	(9,872)	—	58,257	11,911

Gross profit	18,546	—	—	16,965	1,581
Operating expenses
Selling and warehousing	(5,167)	—	—	(4,575)	(592)
General and administrative	(4,390)	—	—	(4,087)	(303)
Amortization of acquired intangible assets	(405)	—	—	(405)	—
Merger and acquisition costs	(5,170)	—	(5,154)	(16)	—
Stock-based compensation expense	(15,082)	—	—	(15,082)	—
Patent litigation costs	(500)	—	—	(500)	—

Operating income (loss)	(12,168)	—	(5,154)	(7,700)	686
Other expense
Interest expense, net	(4,663)	—	(2,504)	(2,166)	7
Intercompany interest	—	—	—	30	(30)
Management fee expense	(139)	—	—	(139)	—
Loss on early extinguishment of debt	(24,153)	—	(10,004)	(14,149)	—
Miscellaneous, net	(727)	—	—	(727)	—

Income (loss) before income taxes	(41,850)	—	(17,662)	(24,851)	663
Income tax (expense) benefit	13,952	—	6,822	7,324	(194)

Net income (loss) before equity in earnings of subsidiaries	(27,898)	—	(10,840)	(17,527)	469
Equity in earnings of subsidiaries`	—	16,589	(17,058)	469	—

Net income (loss)	$(27,898)	$16,589	$(27,898)	$(17,058)	$469

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidating Income Statement
Nine Months Ended September 30, 2010
(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Net sales	$707,996	$(69,222)	$—	$675,288	$101,930
Cost of sales	528,812	(69,222)	—	506,830	91,204

Gross profit	179,184	—	—	168,458	10,726
Operating expenses
Selling and warehousing	(44,628)	—	—	(39,811)	(4,817)
General and administrative	(36,313)	—	(2,852)	(29,752)	(3,709)
Amortization of acquired intangible assets	(3,946)	—	—	(3,946)	—
Retructuring costs, net	(2,101)	—	—	49	(2,150)
Stock-based compensation expense	(340)	—	—	(340)	—
Patent litigation costs	(1,042)	—	—	(1,042)	—

Operating income (loss)	90,814	—	(2,852)	93,616	50
Other income (expense)
Interest expense, net	(44,828)	—	(24,358)	(20,159)	(311)
Management fee expense	(1,500)	—	—	(1,500)	—
Loss on early extinguishment of debt	(8,662)	—	—	(8,662)	—
Miscellaneous, net	(3,036)	—	—	(3,036)	—

Income (loss) before income taxes	32,788	—	(27,210)	60,259	(261)
Income tax (expense) benefit	(12,923)	—	9,903	(22,998)	172

Net income (loss) before equity in earnings of subsidiaries	19,865	—	(17,307)	37,261	(89)
Equity in earnings of subsidiaries	—	(37,157)	37,209	(52)	—

Net income (loss)	19,865	(37,157)	19,902	37,209	(89)
Less: Loss attributable to noncontrolling interests	(37)	—	—	—	(37)

Net income (loss) attributable to UCI International, Inc.	$19,902	$(37,157)	$19,902	$37,209	$(52)

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)
Condensed Cosolidating Statement of Cash Flow
Nine Months Ended September 30, 2011
(in thousands)

			Parent
	UCI Holdings		Guarantor	Issuer		Non-
	Limited		UCI Holdings	UCI	Guarantor	Guarantor
	Consolidated	Eliminations	Limited	International	Subsidiaries	Subsidiaries
Net cash provided by (used in) operating activities	$21,424	$—	$—	$(45,932)	$76,300	$(8,944)

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	(185,270)	—	—	(375,000)	180,084	9,646
Investment in subsidiaries	—	320,000	(320,000)	—	—	—
Capital expenditures	(12,091)	—	—	—	(10,092)	(1,999)
Proceeds from sale of property, plant and equipment	180	—	—	—	156	24
Decrease in restricted cash	16,290	—	—	—	16,290	—

Net cash used in investing activities	(180,891)	320,000	(320,000)	(375,000)	186,438	7,671
Cash flows from financing actvities:
Issuances of debt	1,563	—	—	—	—	1,563
Debt repayments	(3,144)	—	—	(2,250)	(226)	(668)
Payment of deferred financing costs	(20,194)	—	—	(20,194)	—	—
Payment of debt commitment fees	(5,945)	—	—	(5,945)	—	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	298,500	—	—	298,500	—	—
Issuance of Senior Notes	400,000	—	—	400,000	—	—
Repayment of 2010 Credit Facility	(423,938)	—	—	—	(423,938)	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	(360,115)	—	—	(360,115)	—	—
Equity contribution	320,000	(320,000)	320,000	320,000	—	—
Change in intercompany indebtedness	—	—	—	(209,048)	200,596	8,452

Net cash provided by (used in) financing activities	206,727	(320,000)	320,000	420,948	(223,568)	9,347
Effect of exchange rate changes on cash	(203)	—	—	—	—	(203)

Net increase (decrease) in cash and cash equivalents	47,057	—	—	16	39,170	7,871
Cash and cash equivalents at beginning of period	—	—	—	—	—	—

Cash and cash equivalents at end of period	$47,057	$—	$—	$16	$39,170	$7,871

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidating Statement of Cash Flows
January 1, 2011 through January 25, 2011
(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Net cash provided by (used in) operating activities	$(6,680)	$—	$(5,766)	$(865)	$(49)

Cash flows from investing activities:	—
Capital expenditures	(1,571)	—	—	(1,430)	(141)

Net cash used in investing activities	(1,571)	—	—	(1,430)	(141)
Cash flows from financing actvities:
Debt repayments	(2,633)	—	—	(30)	(2,603)
Payment of deferred financing costs	(920)	—	(920)	—	—
Proceeds from exercise of stock options	1,077	—	1,077	—	—
Change in intercompany indebtedness	—	—	5,609	(8,472)	2,863

Net cash provided by (used in) financing activities	(2,476)	—	5,766	(8,502)	260
Effect of exchange rate changes on cash	127	—	—	—	127

Net increase (decrease) in cash and cash equivalents	(10,600)	—	—	(10,797)	197
Cash and cash equivalents at beginning of period	200,330	—	17	190,865	9,448

Cash and cash equivalents at end of period	$189,730	$—	$17	$180,068	$9,645

UCI Holdings Limited and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidating Statement of Cash Flows
Nine Months Ended September 30, 2010
(in thousands)

	UCI				Non-
	International		UCI	Guarantor	Guarantor
	Consolidated	Eliminations	International	Subsidiaries	Subsidiaries
Net cash provided by (used in) operating activities	$78,987	$—	$—	$74,847	$4,140

Cash flows from investing activities:
Capital expenditures	(17,502)	—	—	(13,274)	(4,228)
Proceeds from sale of property, plant and equipment	413	—	—	328	85
Proceeds from sale of joint venture interest (net of transaction costs and cash sold)	272	—	—	—	272
Increase in restricted cash	(6,890)	—	—	(6,890)	—

Net cash used in investing activities	(23,707)	—	—	(19,836)	(3,871)
Cash flows from financing actvities:
Issuances of debt	10,159	—	—	—	10,159
Proceeds of 2010 Credit Facility	419,625	—	—	419,625	—
Payment of deferred financing costs	(9,893)	—	—	(9,893)	—
Repayment of 2006 Credit Facility	(190,000)	—	—	(190,000)	—
Redemption of Previously Outstanding Subordinated Notes	(235,512)	—	—	(235,512)	—
Debt repayments	(10,562)	—	—	(212)	(10,350)
Change in intercompany indebtedness	—	—	—	(2,901)	2,901

Net cash provided by (used in) financing activities	(16,183)	—	—	(18,893)	2,710
Effect of exchange rate changes on cash	(99)	—	—	—	(99)

Net increase (decrease) in cash and cash equivalents	38,998	—	—	36,118	2,880
Cash and cash equivalents at beginning of period	131,942	—	29	123,504	8,409

Cash and cash equivalents at end of period	$170,940	$—	$29	$159,622	$11,289